The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku.
Yokohama, Kanagawa 220-8611, Japan

05013376

File No. 82-34814

December 12, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2005 DEC 19 A 11:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: The Bank of Yokohama, Ltd. – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b) on behalf of Corporate Planning Department of The Bank of Yokohama, Ltd:

1. Press Release dated November 24, 2005 (Notice of Agreement in Principle on Exploration of Shared Utilization of Next Generation Banking System)

2. Interim Report(Excerpt) (For six months ended September 30, 2005)

Attached as Annex A is a list of documents enclosed.

If you have any further questions or requests for additional information please do not hesitate to contact Shoichi Ohama at 212-750-0022(telephone) or 212-750-8008 (facsimile).

Very truly yours,

PROCESSED
DEC 2 0 2005
THOMSON
FINANCIAL

The Bank of Yokohama, Ltd.

By ____________________
Name: Shoichi Ohama
Title: Chief Representative of
New York Representative Office

12/19

092473-0002-08226-Tokyo.2010895.1

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

CC: Mr.Tomoyuki Okada
The Bank of Yokohama, Ltd.,
Corporate Planning Department
Telephone 81-45-225-1161
Facsimile 81-45-225-1160

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome, Nishiku,
Yokohama, Kanagawa 220-8611, Japan

ANNEX A

LIST OF DOCUMENTS ENCLOSED

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press Release dated November 24, 2005 (Notice of Agreement in Principle on Exploration of Shared Utilization of Next Generation Banking System) (attached hereto as Exhibit A-1)

(2) Interim Report(Excerpt) (For six months ended September 30, 2005) (attached hereto as Exhibit A-2

November 24, 2005

To Whom It May Concern:

Company Name: The Bank of Yokohama, Ltd.
Representative: President Tadashi Ogawa
(Code No. 8332: Listed on the 1st Section of the Tokyo Stock Exchange)

RE: Notice of Agreement in Principle on Exploration of Shared Utilization of Next-Generation Banking Systems

The Bank of Yokohama decided at the board of directors' meeting held on November 24, 2005, to agree in principle to explore the feasibility of shared utilization of next-generation banking systems between the Hokuriku Bank, Ltd. (President: Shigeo Takagi) and the Hokkaido Bank, Ltd. (President: Yoshihiro Sekihachi), both affiliates of Hokuhoku Financial Group, and NTT DATA Corporation (President and CEO: Tomokazu Hamaguchi). We hereby announce it as follows.

1. Background
Under sweeping changes in the business climate of the financial industry, banks are now confronted with the crucial challenge of quickly delivering quality products and services through the strategic and effective use of information technology. The Bank hoisted as one of its major strategies, "Develop a superior IT networks" and "Actively invest based on mid and long-term IT strategies" in our new mid-term management plan "Go Forward!," which has launched last April and has promoted a review of various measures.

Under such circumstances, the three banks, the Bank, the Hokuriku Bank and the Hokkaido Bank have agreed in principle to explore the idea of utilizing a shared next-generation banking system that will enable them to more efficiently and quickly deliver a range of products and services tailored to customer needs in the near term and on into the years ahead.

In this regard the Bank, the Hokuriku Bank and the Hokkaido Bank will conduct a feasibility study of the shared utilization of backbone systems in a partnership with NTT DATA, which has both vendor-free neutrality and outsourcing experience.

2. Overview
(1) Scope of focus on shared systems
Study will focus on backbone systems primarily for the management of bank deposits, exchange, loans, and foreign exchange transactions as well as the management of interconnections with customer systems and external data centers. The scope of study will also extend to systems and technologies for data processing and analysis.

(2) Schedule
Currently, plans project step-by-step implementation of the new system beginning in FY2009 at the earliest, starting with banks that are ready to make that transition. However, a more-specific time schedule will be a matter for future study.

THE BANK OF YOKOHAMA, LTD.

INTERIM REPORT(EXCERPT) TRANSLATION

For six months ended September 30,2005

CONTENTS Page

A. Digest of Interim Financial Results for six months ended September 30, 2005

1. Income status

For six months ended (Billions of yen, %)

		September 30, 2004	September 30, 2005	Increase /(Decrease)	Ratio of Increase/(Decrease)(%)
1	Gross operating income	101.9	101.3	(0.6)	(0.5)
2	Gross operating income from domestic operations	99.7	99.3	(0.4)	(0.3)
3	Interest income	80.8	80.2	(0.6)	
4	Fees and commissions	14.9	17.8	2.9	
5	Trading profits	0.4	0.1	(0.3)	
6	Other operating income	3.6	1.2	(2.4)	
7	Gross operating income from international operations	2.2	2.0	(0.2)	(9.4)
8	Expenses	42.4	42.7	0.3	0.8
9	Of which, personnel	14.7	14.9	0.2	1.1
10	Of which, facilities	24.5	24.7	0.2	0.9
11	Net business profit (before transfer to general allowance for possible loan losses) (1-8)	59.5	58.6	(0.9)	(1.5)
12	Transfer to general allowance for possible loan losses	(2.3)	—	2.3	
13	Net business profit (after transfer to general allowance for possible loan losses) (1-8-12)	61.8	58.6	(3.2)	(5.1)
14	Unusual profits and losses	(18.8)	(13.7)	5.1	
15	Of which, disposal of bad debts	27.1	13.2	(13.9)	
16	(Reference) Credit costs (Note)	24.8	11.7	(13.1)	
17	Of which, gains or losses on securities	9.8	(0.2)	(10.0)	
18	Of which, losses on devaluation of securities	0.2	0.6	0.4	
19	Ordinary profit (13+14)	42.9	44.9	2.0	4.7
20	Special gains and losses	1.0	2.7	1.7	
21	Loss on impairment of fixed assets	—	0.1	0.1	
22	Total income taxes	17.5	19.0	1.5	
23	Interim net income (19+20-22)	26.4	28.6	2.2	8.2
	Real credit costs (including recovery of claims previously charged-off) (Note)	23.3	10.3	(13.0)	(56.0)

(Note) Credit costs = Disposal of bad debts + Transfer to general allowance for possible loan losses − Reversal of allowance for possible loan losses (Special gains)
Real credit costs = Credit costs − recovery of claims previously charged-off (Special gains)

(1) Gross Operating Income : Core gross operating income increased by 2.3 billion yen.

Mainly due to an increase of 2.9 billion yen in domestic fees and commissions, core gross operating income (domestic interest income + domestic fees and commissions) increased by 2.3 billion yen. On the other hand, due to a decrease of 2.4 billion yen in other domestic operating income, gross operating income stood at 101.3 billion yen, approximately the same level as the previous interim term.

(Reference 1) Transition of Gross operating income from domestic operations


Billions of yen
For six months ended
Trading profits + Other operating income
Core gross operating income (Interest income + Fees and commissions)
100
95
90
85
94.8
3.7
91.1
99.5
4.1
95.4
99.7
4.0
95.7
99.3
1.3
98.0
2.3
September 30,2002
September 30,2003
September 30,2004
September 30,2005

(Reference 2) Transition of fees and commissions (from domestic operations)


Billions of yen
For six months ended
※ Figures inside the bar graph are the ratio of fees and commissions to gross operating income (domestic operations).
Sales commissions from annuity insurance to individuals(1.2billion yen), and Contributions by syndicated loan-related commissions (1.0billion yen) .
18
16
14
12
10
12.1
12.7%
14.3
14.3%
14.9
14.9%
17.8
17.9%
2.9
September 30,2002
September 30,2003
September 30,2004
September 30,2005

(2) Expenses : OHR continued to remain low level at 42.1%.

Even though expenses increased by 0.3 billion yen compared to the previous interim term to 42.7 billion yen, due to an increase in investment for strengthening sales activities, OHR continued to remain low level at 42.1%.

(Reference) Transition of Expenses and OHR

For six months ended


Billions of yen
※ OHR = Expenses / Gross operating income ×100
Expences
OHR
50.5
55.8%
47.7
47.2%
45.6
46.1%
43.6
41.7%
42.4
41.5%
42.7
42.1%
September 30,2000
September 30,2001
September 30,2002
September 30,2003
September 30,2004
September 30,2005

Adjusted OHR(Excluding gains or losses on bonds and bond derivatives)

55.7%	47.9%	47.9%	41.3%	41.1%	42.0%

(3) Net Business Profit : Net business profit before transfer to general allowance for possible loan losses continued to be at high level.

Net business profit before transfer to general allowance for possible loan losses remained high level at 58.6billion yen.

(Reference) Transition of Net Business Profit before transfer to general allowance for possible loan losses


<increase by 18.7 billion yen from September 2000>
Increase in gross operating income by 10.9 billion yen, Decrease in expenses by 7.8 billion yen.
Billions of yen
For six months ended
39.9
53.1
53.1
60.7
59.5
58.6
September 30,2000
September 30,2001
September 30,2002
September 30,2003
September 30,2004
September 30,2005

(4) Credit costs : 11.7 billion yen, halved compared to the previous interim term.

As loan assets became more sound, credit cost decreased by 13.1billion yen compared to the previous interim term to 11.7 billion yen.
Real credit costs, including recovery of claims previously charged-off stand at 10.3 billion yen.

(Reference) Credit costs


Billions of yen
2nd half
1st half
56.6
29.6
27.0
50.3
31.6
18.7
43.6
17.2
26.4
36.4
12.5
23.9
37.8
13.0
24.8
20.0
8.3
(Plan)
11.7
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005

(5)Ordinary Profits and Net Income : Ordinary Profits and Net Income reached Record Highs.

Consequently, ordinary profits increased by 2.0 billion yen compared to the previous interim term to 44.9billion yen, and net income increased by 2.2billion yen compared to the previous interim term to 28.6billion yen, both of which were record highs.
As a result of having made continuous efforts in promoting financial restructuring, including early disposal of inefficient assets, impairment losses were only 0.1billion yen with application of fixed assets impairment accounting.

2. Assets and Liabilities

(1) Loans : Loans to individuals smoothly increased, mainly centering on housing loans.

As a result of efforts in concentrating on regional retail banking, loans to individuals progressed mainly through housing loans with an increase of 134.2billion yen against the previous interim term end.

(Reference) Transition of loans to related to regional retail market (Billions of yen)

	As of September 30,2003(A)	As of September 30,2004(B)	(B)-(A)	As of September 30,2005(C)	(C)-(B)
Loans to small and medium-size businesses, etc.	6,414.0	6,155.7	〔(4.0%)〕 (258.3)	6,256.3	〔1.6%〕 100.6
Individuals	2,989.0	3,175.7	〔6.2%〕 186.7	3,309.9	〔4.2%〕 134.2
Residential loans	2,668.7	2,858.3	〔7.1%〕 189.6	2,995.1	〔4.7%〕 136.8
Housing loans	1,746.5	1,897.9	〔8.6%〕 151.4	1,989.5	〔4.8%〕 91.6
Apartment loans	922.1	960.3	〔4.1%〕 38.2	1,005.6	〔4.7%〕 45.3
Ratio of loans to small and medium-size businesses,etc.	81.1%	81.9%	0.8%	79.6%	(2.3%)
Ratio of loans to individuals	37.8%	42.2%	4.4%	42.1%	(0.1%)

(2) Deposits : Individual deposits have steadily progressed.

Individual deposits steadily increased, by 172.6billion yen against the previous interim term end mainly in Kanagawa Prefecture. Total deposits increased by 290.0billion yen against the previous interim term end.

(Reference) Transition of Deposits (Billions of yen)

	As of September 30,2003(A)	As of September 30,2004(B)	(B)-(A)	As of September 30,2005(C)	(C)-(B)
Deposits	9,037.8	8,802.1	〔(2.6%)〕 (235.7)	9,092.1	〔3.2%〕 290.0
Individual	6,759.3	6,820.1	〔0.8%〕 60.8	6,992.7	〔2.5%〕 172.6

(3) Non-deposit products for individuals : Balance exceeded 1 trillion yen and profits steadily increased.

As a result of actively responding to customer needs, the balance of non-deposit products for individuals increased by 197.1billion yen against the previous interim term end to 1,078.9 billion yen, exceeding 1trillion yen.
Ratio of non-deposit products for individuals increased by 1.9points against the previous interim term end, to 13.4%.
Income from non-deposit products for individuals steadily increased by 1.3billion yen compared to the previous interim term to 4.8billion yen.

(Reference1) Balance of non-deposit products for individuals (Billions of yen)

	As of September 30,2003(A)	As of September 30,2004(B)	(B)-(A)	As of September 30,2005(C)	(C)-(B)
Investment trusts	262.2	339.7	77.5	372.3	32.6
Annuity insurance	25.7	69.1	43.4	155.4	86.3
Foreign currency deposits	56.9	58.0	1.1	52.6	(5.4)
Public bond	275.8	414.9	139.1	498.4	83.5
Total balance of non-deposit products for individuals A	620.7	881.8	261.1	1,078.9	197.1
Individual deposits (deposits in yen)	6,702.4	6,762.1	59.7	6,940.1	178.0
Total individual deposit assets B	7,323.1	7,643.9	320.8	8,019.0	375.1
Ratio of non-deposit products for individuals (A÷B)	8.4%	11.5%	3.1%	13.4%	1.9%

(Reference2) Gross operating income from non-deposit products for individuals For six months ended (Billions of yen)

	September 30,2003(A)	September 30,2004(B)	(B)-(A)	September 30,2005(C)	(C)-(B)
Investment trusts (fees and commissions)	1.5	1.9	0.4	1.9	0.0
Annuity insurance (fees and commissions)	0.7	0.9	0.2	2.1	1.2
Foreign currency deposits (international operations)	0.5	0.4	(0.1)	0.6	0.2
Public bonds (trading profits)	0.2	0.3	0.1	0.1	(0.2)
Total	3.1	3.5	0.4	4.8	1.3

(4) Equity Securities: Ratio of book value of equity securities against Tier 1 decreased to the level of 28%.

As a part of our retail strategy, we made new investment in corporations mainly in Kanagawa Prefecture, thus book value of equity securities increased by 5.2billion yen against the previous term end to 160.3billion yen. In this regard, as a result of an increase in Tier 1 through accumulation of profits, the ratio of book value of equity securities against Tier 1 further decreased to 28%.

(Reference) Transition of book value of equity securities (Non-Consolidated, based on domestic standards)


Billions of yen
Book value of equity securities(acquisition cost)
Tier1
Ratio of book value of equity securities against Tier I
600
500
400
300
200
100
0
90%
80%
70%
60%
50%
40%
30%
20%
367.5
410.0
89%
267.2
407.5
65%
224.3
411.6
54%
165.6
486.0
34%
155.1
527.7
29%
160.3
552.9
28%
As of Mar.31,2001
As of Mar.31,2002
As of Mar. 31,2003
As of Mar.31,2004
As of Mar.31,2005
As of Sep.30,2005

*The amounts of equity securities above are stated before valuation.

3. State of Bad debts : Ratio of bad debts decreased to the lower of 2%.

As a result of promotion of off-balancing, improvement in borrower classification through management improvement support and collection, bad debts (under Financial Revitalization Law) decreased by 35.3billion yen against the previous term end to 224.5 billion yen.
The ratio of bad debts decreased by 0.4 points to 2.8%.

(Reference) Transition of claims disclosed under the Financial Revitalization Law (Billions of yen)

	As of March 31,2004(A)	As of March 31,2005(B)	(B)-(A)	As of September 30,2005(C)	(C)-(B)
Unrecoverable or valueless claims (in legal or virtual bankruptcy)	43.8	28.3	(15.5)	27.3	(1.0)
Doubtful claims (in possible bankruptcy)	206.8	182.8	(24.0)	146.4	(36.4)
Claims in need of special caution	84.6	48.6	(36.0)	50.7	2.1
Sub-total (bad debts) A	335.3	259.8	(75.5)	224.5	(35.3)
Claims in need of caution (excluding claims in need of special caution)	838.7	708.5	(130.2)	613.8	(94.7)
Claims to normal customers	6,944.9	6,976.0	31.1	7,154.4	178.4
Normal claims B	7,783.7	7,684.5	(99.2)	7,768.2	83.7
Total claims (credit exposures) =A+B	8,119.0	7,944.4	(174.6)	7,992.8	48.4

Ratio of bad debts A／C	4.1%	3.2%	(0.9)	2.8	(0.4)

4. Conditions in Kanagawa Prefecture : Loans to individuals exceeded 3trillion yen and individual deposits steadily increased.

> As we have concentrated management resources on Kanagawa Prefecture as a regional bank, loans to individuals increased by 122.5billion yen compared to the previous interim term end to 3,035.5billion yen, exceeding 3trillion yen. Individual deposits steadily increased by 162.4billion yen compared to the previous interim term end to 6,627.4billion yen.

(1)Loans to individuals in Kanagawa Prefecture


Billions of yen
※ Figures in the bar graph are the annual ratio of increase.
3,200
2,700
2,200
1,700
1,200
2,175.2
2,312.1
2,537.2
2,747.5
2,913.0
3,035.5
+6.3%
+9.7%
+8.3%
+6.0%
+4.2%
As of Sep. 30,2000
As of Sep. 30,2001
As of Sep. 30,2002
As of Sep. 30,2003
As of Sep. 30,2004
As of Sep. 30,2005

(2) Share of loans in Kanagawa Prefecture


Loans
Loans to individuals
30%
20%
10%
0%
24.4%
25.6%
26.5%
28.1%
27.5%
27.8%
8.9%
9.8%
11.3%
12.3%
13.2%
13.5%
As of Sep. 30,2000
As of Sep. 30,2001
As of Sep. 30,2002
As of Sep. 30,2003
As of Sep. 30,2004
As of Sep. 30,2005

(3) Individual deposits in Kanagawa Prefecture


Billions of yen
※ Figures in the bar graph are the annual ratio of increase.
6,500
6,000
5,500
5,000
5,948.5
6,119.9
6,229.2
6,407.5
6,465.0
6,627.4
+2.9%
+1.8%
+2.8%
+0.8%
+2.5%
As of Sep. 30,2000
As of Sep. 30,2001
As of Sep. 30,2002
As of Sep. 30,2003
As of Sep. 30,2004
As of Sep. 30,2005

(4) Share of deposits in Kanagawa Prefecture


Deposits
Individual deposits
25%
23%
21%
19%
17%
15%
23.0%
22.5%
22.3%
22.7%
22.0%
22.3%
17.2%
17.4%
17.4%
17.4%
17.5%
17.5%
As of Sep. 30,2000
As of Sep. 30,2001
As of Sep. 30,2002
As of Sep. 30,2003
As of Sep. 30,2004
As of Sep. 30,2005

5. Capital Adequacy Ratio : Tier 1 ratio increased by 0.34points to 8.73%.

While we appropriated 3.6billion yen for retirement of treasury stock, due to a steady accumulation of profits, Tier 1ratio increased by 0.34 points against the previous term end to 8.73%. Although we repaid 20.0 billion yen of subordinated bonds, the capital ratio remained high level at 10.93% against the previous term end.

(Reference) Transition of capital adequacy ratio (consolidated, based on domestic standards)



Among public fund
Tier 1(excluding public funds)
Capital adequacy ratio
Tier 1 ratio
Tier 1ratio (excluding public funds)
Billions of yen
600
500
400
300
200
100
0
11%
10%
9%
8%
7%
6%
5%
4%
9.59%
10.72%
10.32%
10.66%
10.95%
10.93%
424.6
422.3
423.1
489.1
528.9
555.2
Among public fund
8.39%
8.73%
7.40%
6.15%
6.47%
6.36%
5.88%
4.70%
4.93%
4.85%
As of Mar. 31,2001 As of Mar. 31,2002 As of Mar. 31,2003 As of Mar. 31,2004 As of Mar. 31,2005 As of Sep. 30,2005

6. Deferred Tax Assets : Ratio to net business profit decreased to 43%.

Deferred tax assets decreased by 8.9 billion yen against the previous term end to 51.4 billion yen due to collections (realization of tax effects), and the ratio to net business profit before transfer to general allowance for possible loan losses decreased by 6 points to 43%. Ratio of net deferred tax assets to Tier 1 decreased by 3.5 points against the previous term end to 5.7% on a consolidated basis.

(Reference1) Improvement of ratio of deferred tax assets to net business profits (excluding deferred tax assets for unrealized gain (loss) on available-for-sale securities, Non-consolidated)



Billions of yen
Deferred tax assets
Net business profits
Ratio of deferred tax assets to net business profits
150
100
50
0
200%
150%
100%
50%
0%
142.8
156%
91.3
130.3
108.1
121%
118.4
104.8
113%
88.7
117.8
75%
60.3
122.1
49%
51.4
(Plan) 121.0
43%
As of Mar. 31,2001 As of Mar. 31,2002 As of Mar. 31,2003 As of Mar. 31,2004 As of Mar. 31,2005 As of Sep. 30,2005

(Note) Ratio of "deferred tax assets to net business profits" as of September 30, 2005 was calculated on the basis of the forecast of business results for the fiscal year 2005.

(Reference2) Tier 1 ratio(including deferred tax assets for unrealized gain/(loss) on available-for-sale securities, consolidated)



Billions of yen
Net deferred tax assets
Tier1
Ratio of net deferred tax assets to Tier 1
600
500
400
300
200
100
0
40%
30%
20%
10%
0%
34.2%
34.9%
33.0%
424.6
422.3
423.1
489.1
528.9
555.2
15.1%
9.2%
5.7%
145.4
147.3
139.5
73.6
48.7
32.1
As of Mar. 31,2001 As of Mar. 31,2002 As of Mar. 31,2003 As of Mar. 31,2004 As of Mar. 31,2005 As of Sep. 30,2005

7. Forecast for FY2005 : Ordinary profits to increase to 100.0billion yen, Net income to record high.

Net business profit before transfer to general allowance for possible loan losses is expected to continue to be at a high level of 121.0billion yen by strengthening regional retail strategies.
Ordinary profits is expected to increase by 3.8 billion yen compared to the previous term to 100.0 billion yen partly due to a decrease in credit costs and net income is expected to increase by 1.0billion yen compared to the previous term to 58.5billion yen, both of which are expected to achieve record highs.

< Non-consolidated > (Billions of yen)

	Fiscal year 2004	Prospects for the year 2005	Previous fiscal year 2004 Increase/(decrease)
Gross operating income	207.2	208.0	0.8
Gross operating income from domestic operations	202.4	203.4	1.0
Interest income	165.6	164.4	(1.2)
Fees and commissions	31.1	36.5	5.4
Other operating income	4.6	2.0	(2.6)
Gross operating income from international operations	4.7	4.6	(0.1)
Expenses	85.1	87.0	1.9
Net business profit (before transfer to general allowance for possible loan losses)	122.1	121.0	(1.1)
Gains (losses) on securities	13.2	0.0	(13.2)
Ordinary profit	96.2	100.0	3.8
Net income	57.5	58.5	1.0
Credit costs	37.8	20.0	(17.8)
Dividend per annum per share	¥8.50	¥9.00	¥0.50

< Consolidated > (Billions of yen)

	Fiscal year 2004	Prospects for the year 2005	Previous fiscal year 2004 Increase/(decrease)
Ordinary profit	96.4	101.5	5.1
Net income	57.7	59.5	1.8

(Reference) Policy of returning profits to Shareholders

・We have introduced a new "Performance-based Dividend Policy"from the term ended March 2005,which consists of the following.
①Ordinary dividend: 7 yen per annum per share.(Stable dividend irrespective of our business results)
②Special dividend: Approximately 30% of the amount exceeding 50.0 billion yen if net income a fiscal the year exceeds 50.0billion yen.(Direetly linked to business results)
・Special dividend is expected to increase by 0.50 yen per share compared to the previous fiscal year to 2 yen per share, and annual dividend together with ordinary dividend is expected to be 9 yen per share.

(Billions of yen, Millions of shares)

	Fiscal year 2004	Prospects for the year 2005	Previous fiscal year 2004 Increase/(decrease)
Outstanding number of shares (Note)	141.1	140.6	(0.5)
Net income	57.5	58.5	1.0
amount exceeding 50.0 billion yen A	7.5	8.5	1.0
*To be paid out at approximately 30% of A Special dividend B	¥1.50	¥2.00	¥0.50
Ordinary dividend C	¥7.00	¥7.00	¥0.00
Annual dividend (B+C)	¥8.50	¥9.00	¥0.50

(Note) Number of outstanding shares in the forecast for fiscal year 2005 is the number of outstanding shares (excluding treasury stock) as of September 30, 2005

(Reference) Forecast of average balance of use and source of funds for the fiscal year 2005(Domestic operations)

(Billions of yen)

	Fiscal year 2004	Prospects for the year 2005	Previous fiscal year 2004 Increase/(decrease)
Interest-earning assets	9,069.9	9,320.0	250.1
Loans and bills discounted	7,640.0	7,860.0	220.0
Interest-bearing liabilities	9,055.2	9,190.0	134.8
Deposits	8,763.0	8,930.0	167.0

(Reference) Prospects of Interest margins for the fiscal year 2005(Domestic operations) (%)

	Fiscal year 2004	Prospects for the year 2005	Previous fiscal year 2004 Increase/(decrease)
Yield on interest earning assets A	1.88	1.80	(0.08)
Loans and bills discounted	2.02	1.93	(0.09)
Yield on interest bearing liabilities B	0.05	0.03	(0.02)
Deposits and negotiable certificates of deposit	0.01	0.01	0.00
Expenses ratio	0.92	0.93	0.01
Total funding cost C	0.96	0.94	(0.02)
Yield spread A-B	1.83	1.77	(0.06)
Interest margins between loans and deposits	1.08	0.99	(0.09)
Net interest margin A-C	0.92	0.86	(0.06)

B. CONSOLIDATED INTERIM FINANCIAL INFORMATION
B. 連結中間決算情報

1. Consolidated Interim Balance Sheets*(Unaudited)*
1. 中間連結貸借対照表

(Millions of yen)

		As of September 30,2005(A)	As of September 30,2004(B)	Increase/(Decrease) (A)-(B)	As of March 31,2005(C)	Increase/(Decrease) (A)-(C)
ASSETS:	(資産の部)					
Cash and due from banks	現金預け金	441,945	406,950	34,995	566,483	(124,538)
Call loans and bills bought	ｺｰﾙﾛｰﾝ及び買入手形	100,464	532	99,932	86,959	13,505
Monetary debts purchased	買入金銭債権	237,114	155,887	81,227	200,976	36,138
Trading assets	特定取引資産	28,380	30,935	(2,555)	50,925	(22,545)
Securities	有価証券	1,264,824	1,303,369	(38,545)	1,432,580	(167,756)
Loans and bills discounted	貸出金	7,850,540	7,508,388	342,152	7,790,062	60,478
Foreign exchange assets	外国為替	5,500	7,292	(1,792)	6,261	(761)
Other assets	その他資産	94,750	93,904	846	90,100	4,650
Premises and equipment	動産不動産	138,929	144,229	(5,300)	141,617	(2,688)
Deferred tax assets	繰延税金資産	32,146	72,390	(40,244)	48,787	(16,641)
Goodwill	連結調整勘定	939	−	939	1,056	(117)
Customers' liabilities for acceptances and guarantees	支払承諾見返	327,492	342,878	(15,386)	349,167	(21,675)
Allowance for possible loan losses	貸倒引当金	(61,208)	(78,347)	17,139	(74,850)	13,642
Total assets	資産の部合計	10,461,821	9,988,413	473,408	10,690,128	(228,307)
LIABILITIES:	(負債の部)					
Deposits	預金	9,065,177	8,773,103	292,074	9,257,078	(191,901)
Negotiable certificates of deposit	譲渡性預金	114,075	80,428	33,647	39,861	74,214
Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	373	388	(15)	168,186	(167,813)
Trading liabilities	特定取引負債	2,160	2,053	107	2,165	(5)
Borrowed money	借用金	33,409	33,477	(68)	33,439	(30)
Foreign exchange liabilities	外国為替	60	113	(53)	60	0
Bonds and notes	社債	66,000	85,999	(19,999)	86,000	(20,000)
Other liabilities	その他負債	204,526	82,441	122,085	130,878	73,648
Liability for employees' retirement benefits	退職給付引当金	83	70	13	74	9
Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,736	22,995	(259)	22,773	(37)
Negative goodwill	連結調整勘定	−	42	(42)	−	−
Acceptances and guarantees	支払承諾	327,492	342,878	(15,386)	349,167	(21,675)
Total liabilities	負債の部合計	9,836,096	9,423,993	412,103	10,089,684	(253,588)
MINORITY INTEREST:	(少数株主持分)					
Minority interest	少数株主持分	4,030	4,961	(931)	3,557	473
STOCKHOLDERS' EQUITY:	(資本の部)					
Capital stock	資本金	214,944	214,832	112	214,862	82
Capital surplus	資本剰余金	176,563	176,449	114	176,482	81
Retained earnings	利益剰余金	161,437	138,802	22,635	170,107	(8,670)
Land revaluation surplus	土地再評価差額金	31,993	32,372	(379)	32,048	(55)
Net unrealized gains on available-for-sale	その他有価証券評価差額金	37,436	14,763	22,673	26,202	11,234
Foreign currency translation adjustments	為替換算調整勘定	(0)	(0)	0	(0)	0
Treasury stock	自己株式	(680)	(17,762)	17,082	(22,815)	22,135
Total stockholders' equity	資本の部合計	621,694	559,458	62,236	596,886	24,808
Total liabilities, minority interests and stockholders' equity	負債、少数株主持分及び資本の部合計	10,461,821	9,988,413	473,408	10,690,128	(228,307)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Consolidated Interim Statements of Income*(Unaudited)*

2. 中間連結損益計算書

For six months ended

(Millions of yen)

		September 30,2005(A)	September 30,2004(B)	Increase/(Decrease) (A)-(B)	For the year ended March 31,2005
Ordinary income :	経常収益	116,537	129,443	(12,906)	260,599
Interest income	資金運用収益	84,787	85,497	(710)	174,385
Interest on loans and discounts	(うち貸出金利息)	76,128	78,063	(1,935)	155,192
Interest and dividends on securities	(うち有価証券利息配当金)	5,786	6,155	(369)	16,324
Fees and commissions	役務取引等収益	23,654	21,636	2,018	46,359
Trading profits	特定取引収益	171	438	(267)	924
Other operating income	その他業務収益	5,804	8,529	(2,725)	20,096
Other income	その他経常収益	2,120	13,341	(11,221)	18,833
Ordinary expenses :	経常費用	70,685	85,567	(14,882)	164,116
Interest expenses	資金調達費用	3,374	3,184	190	5,941
Interest on deposits	(うち預金利息)	1,865	1,124	741	2,359
Fees and commissions	役務取引等費用	2,525	3,440	(915)	8,588
Trading losses	特定取引費用	—	31	(31)	143
Other operating expenses	その他業務費用	3,625	3,925	(300)	12,396
General and administrative expenses	営業経費	44,668	43,594	1,074	87,290
Other expenses	その他経常費用	16,491	31,391	(14,900)	49,755
Ordinary profits	経常利益	45,852	43,875	1,977	96,482
Special gains	特別利益	3,392	2,429	963	4,690
Special losses	特別損失	228	651	(423)	1,397
Income before income taxes and minority interests	税金等調整前中間（当期）純利益	49,017	45,654	3,363	99,775
Income taxes-current	法人税、住民税及び事業税	10,456	6,159	4,297	13,863
Income taxes-deferred	法人税等調整額	8,943	12,302	(3,359)	27,835
Minority interests in net income	少数株主利益	478	467	11	368
Net (interim) income	中間(当期)純利益	29,139	26,725	2,414	57,706

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Consolidated Interim Statements of Capital Surpous and Retained Earnings*(Unaudited)*
3．中間連結剰余金計算書

For six months ended

(Millions of yen)

Capital surplus	（資本剰余金の部）	September 30,2005(A)	September 30,2004(B)	Increase/(Decrease) (A)-(B)	For the year ended March 31,2005
Balance of capital surplus at beginning of term	資本剰余金期首残高	176,482	149,839	26,643	149,839
Increase	資本剰余金増加高	81	26,609	(26,528)	26,642
Conversion of CB which issued under the previous commercial low in Japan	旧商法に基づき発行された転換社債の転換による増加高	－	26,564	(26,564)	26,564
Issuance of common stock due to capital increase	増資による新株の発行	81	44	37	74
Gains on sales of treasury stock	自己株式処分差益	0	0	(0)	2
Balance of capital surplus at end of (interim) term	資本剰余金中間期末（期末）残高	176,563	176,449	114	176,482
Retained earnings	（利益剰余金の部）				
Balance of retained earnings at beginning of term	利益剰余金期首残高	170,107	154,132	15,975	154,132
Increase	利益剰余金増加高	29,194	26,725	2,469	57,947
Net (interim) income	中間（当期）純利益	29,139	26,725	2,414	57,706
Increase due to transfer of land revaluation excess	土地再評価差額金の取崩による増加高	54	－	54	241
Decrease	利益剰余金減少高	37,864	42,055	(4,191)	41,972
Dividends	配当金	11,994	7,130	4,864	7,130
Bonus for directors and corporate auditors	役員賞与	49	－	49	－
Retirement of treasury stock	自己株式消却額	25,820	34,842	(9,022)	34,842
Decrease due to transfer of land revaluation excess	土地再評価差額金の取崩による減少高	－	83	(83)	－
Balance of retained earnings at end of (interim) term	利益剰余金中間期末（期末）残高	161,437	138,802	22,635	170,107

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

4. Consolidated Interim Statements of Cash Flows*(Unaudited)*

4．中間連結キャッシュ・フロー計算書

For six months ended

(Millions of yen)

		September 30,2005(A)	September 30,2004(B)	Increase/(Decrease) (A)-(B)	For the year ended March 31,2005
1. Operating Activities	Ⅰ．営業活動によるキャッシュ・フロー				
Income before income taxes and minority interests	税金等調整前中間(当期)純利益	49,017	45,654	3,363	99,775
Depreciation	減価償却費	4,348	4,177	171	8,708
Impairment Losses	減損損失	105	—	105	—
Amortization of (negative) goodwill	連結調整勘定償却額	117	(6)	123	110
Equity in earnings of associated companies	持分法による投資損益(△)	(200)	(213)	13	(491)
Increase (Decrease) in allowance for possible loan losses	貸倒引当金の増加額	(13,596)	(5,950)	(7,646)	(9,446)
Increase (Decrease) in liability for employee's retirement benefits	退職給付引当金の増加額	9	8	1	12
Interest income	資金運用収益	(84,787)	(85,497)	710	(174,385)
Interest expenses	資金調達費用	3,374	3,184	190	5,941
Losses (gains) on sales, write-down and redemption of securities-net	有価証券関係損益(△)	2,221	(8,845)	11,066	(7,420)
Foreign exchange losses-net (gains)	為替差損益(△)	(1,956)	(2,988)	1,032	(1,361)
Losses (Gains) on disposal of premises and equipment-net	動産不動産処分損益(△)	122	646	(524)	1,215
Net decrease(increase) in trading assets	特定取引資産の純増(△)減	22,545	90,194	(67,649)	70,205
Net increase (decrease) in trading liabilities	特定取引負債の純増減(△)	(4)	(563)	559	(452)
Net decrease (increase) in loans	貸出金の純増(△)減	(60,478)	438,457	(498,935)	156,784
Net increase(decrease) in deposits	預金の純増減(△)	(191,900)	(352,838)	160,938	131,135
Net increase(decrease) in negotiable certificates of deposit	譲渡性預金の純増減(△)	74,214	32,369	41,845	(8,198)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	借用金(劣後特約付借入金を除く)の純増減(△)	(29)	(30,527)	30,498	(30,565)
Net decrease (increase) in due from bank (excluding deposits at BOJ)	預け金(日銀預け金を除く)の純増(△)減	4,296	(16,752)	21,048	(12,827)
Net decrease (increase) in call loans and others	コールローン等の純増(△)減	(50,534)	21,113	(71,647)	(109,981)
Net increase (decrease) in call money and others	コールマネー等の純増減(△)	(167,813)	(519)	(167,294)	167,278
Net decrease(increase) in foreign exchanges (assets)	外国為替(資産)の純増(△)減	761	788	(27)	1,818
Net increase(decrease) in foreign exchanges (liabilities)	外国為替(負債)の純増減(△)	0	8	(8)	(45)
Interest income (cash basis)	資金運用による収入	88,567	92,970	(4,403)	184,224
Interest expenses (cash basis)	資金調達による支出	(3,246)	(3,208)	(38)	(5,592)
Other-net	その他	66,342	(246,088)	312,430	(201,233)
Subtotal	小計	(258,504)	(24,425)	(234,079)	265,207
Income tax paid	法人税等の支払額	(11,774)	(3,688)	(8,086)	(6,448)
Net cash provided by (used in) operating activities	営業活動によるキャッシュ・フロー	(270,279)	(28,113)	(242,166)	258,759
2. Investing activities	Ⅱ．投資活動によるキャッシュ・フロー				
Purchases of securities	有価証券の取得による支出	(631,957)	(480,932)	(151,025)	(1,334,471)
Proceeds from sales of securities	有価証券の売却による収入	293,351	334,337	(40,986)	878,877
Proceeds from maturities of securities	有価証券の償還による収入	524,120	119,677	404,443	310,919
Purchases of premises expenditures for premises and equipment	動産不動産の取得による支出	(1,012)	(2,575)	1,563	(4,638)
Proceeds from sales of premises and equipment	動産不動産の売却による収入	1,076	352	724	1,740
Net cash provided by investing activities	投資活動によるキャッシュ・フロー	185,577	(29,141)	214,718	(147,572)
3. Financing activities	Ⅲ．財務活動によるキャッシュ・フロー				
Repayments of subordinated loans	劣後特約付借入金の返済による支出	—	(50,000)	50,000	(50,000)
Repayments of subordinated bonds and bonds with warrants	劣後特約付社債・新株予約権付社債の償還による支出	(20,000)	(47)	(19,953)	(47)
Issuance of common stock	株式の発行による収入	163	89	74	149
Dividends paid	配当金支払額	(11,994)	(7,130)	(4,864)	(7,130)
Dividends paid to minority interests minority stockholders	少数株主への配当金支払額	(5)	(4)	(1)	(4)
Purchases of treasury stock	自己株式の取得による支出	(3,691)	(52,210)	48,519	(57,273)
Proceeds from sales of treasury stock	自己株式の売却による収入	5	3	2	15
Net cash provided by (used in) financing activities	財務活動によるキャッシュ・フロー	(35,521)	(109,299)	73,778	(114,290)
4. Foreign currency translation adjustments on cash and cash equivalents	Ⅳ．現金及び現金同等物に係る換算差額	(18)	(15)	(3)	(8)
5. Net increase (decrease) in cash and cash equivalents	Ⅴ．現金及び現金同等物の増加額	(120,241)	(166,570)	46,329	(3,111)
6. Cash and cash equivalents at beginning of term	Ⅵ．現金及び現金同等物の期首残高	543,900	547,011	(3,111)	547,011
7. Cash and cash equivalents at end of (interim) term	Ⅶ．現金及び現金同等物の中間期末(期末)残高	423,658	380,441	43,217	543,900

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

C. NON-CONSOLIDATED INTERIM FINANCIAL INFORMATION
C．単体中間決算情報

1．Non-Consolidated Interim Balance Sheet *(Unaudited)*
1．第145期中中間貸借対照表

As of September 30,2005
(Millions of yen)

ASSETS:	(資産の部)		LIABILITIES:	(負債の部)	
Cash and due from banks	現金預け金	441,876	Deposits	預金	9,092,126
Call loans	コールローン	70,464	Negotiable CDs	譲渡性預金	114,075
Bills bought	買入手形	30,000	Call money	コールマネー	373
Manetary claims bought	買入金銭債権	237,114	Trading liabilities	特定取引負債	2,160
Trading assets	特定取引資産	28,380	Borrowed money	借用金	34,409
Securities	有価証券	1,263,018	Foreign exchange liabilities	外国為替	60
Loans and bills discounted	貸出金	7,850,550	Bonds and notes	社債	65,000
Foreign exchange assets	外国為替	5,500	Other liabilities	その他負債	182,123
Other assets	その他資産	94,279	Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,736
Premises and equipment	動産不動産	141,934	Acceptances and guarantees	支払承諾	130,317
Deferred tax assets	繰延税金資産	25,996	Total Liabilities	負債の部合計	9,643,383
Customers' liabilities for acceptances and guarantees	支払承諾見返	130,317	STOCKHOLDERS' EQUITY:	(資本の部)	
Allowance for possible loan losses	貸倒引当金	(53,923)	Capital stock	資本金	214,944
			Capital surplus	資本剰余金	176,563
			Additional paid-in capital	資本準備金	176,560
			Other capital surplus	その他資本剰余金	3
			Profits on disposition of treasury stocks	自己株式処分差益	3
			Retained earnings	利益剰余金	162,088
			Legal reserve	利益準備金	38,383
			Appropriated retained earnings	任意積立金	91,691
			Unappropriated retained earnings at end of interim term	中間未処分利益	32,013
			Interim net income	中間純利益	28,623
			Land revaluation surplus	土地再評価差額金	31,993
			Net unrealized gains on available-for-sale securities	その他有価証券評価差額金	37,217
			Treasury stock	自己株式	(680)
			Total Stockholders' Equity	資本の部合計	622,126
Total Assets	資産の部合計	10,265,509	Total Liabilities and Stockholders' Equity	負債及び資本の部合計	10,265,509

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Non-Consolidated Interim Statement of Income *(Unaudited)*

2. 第145期中中間損益計算書

		For Six months ended September 30,2005 (Millions of yen)
Ordinary income :	経常収益	113,978
Interest income	資金運用収益	84,688
Interest on loans and discounts	(うち貸出金利息)	76,057
Interest and dividends on securities	(うち有価証券利息配当金)	5,758
Fees and commissions	役務取引等収益	22,223
Trading profits	特定取引収益	171
Other operating income	その他業務収益	5,070
Other income	その他経常収益	1,825
Ordinary expenses :	経常費用	69,018
Interest expenses	資金調達費用	3,374
Interest on deposits	(うち預金利息)	1,865
Fees and commissions	役務取引等費用	4,229
Other operating expenses	その他業務費用	3,190
General and administrative expenses	営業経費	43,857
Other expenses	その他経常費用	14,365
Ordinary profit	経常利益	44,960
Special gains	特別利益	2,931
Special losses	特別損失	228
Interim net income before income taxes	税引前中間純利益	47,663
Income taxes-current	法人税、住民税及び事業税	10,225
Income taxes-deferred	法人税等調整額	8,814
Interim net income	中間純利益	28,623
Unappropriated retained earnings at beginning of term	前期繰越利益	29,155
Reversal of land revaluation excess	土地再評価差額金取崩額	54
Retirement of treasury stock	自己株式消却額	25,820
Unappropriated retained earnings at end of interim term	中間未処分利益	32,013

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Comparison of Non-Consolidated Interim Balance Sheets *(Unaudited)*
3．比較中間貸借対照表(主要内訳)

(Millions of yen)

		As of September 30,2005(A)	As of September 30,2004(B)	Increase/(Decrease) (A)-(B)	As of March 31,2005(C)	Increase/(Decrease) (A)-(C)
ASSETS:	(資産の部)					
Cash and due from banks	現金預け金	441,876	406,934	34,942	566,482	(124,606)
Call loans	コールローン	70,464	532	69,932	86,959	(16,495)
Bill bought	買入手形	30,000	–	30,000	–	30,000
Commercial paper and other debts purchased	買入金銭債権	237,114	155,887	81,227	200,976	36,138
Trading assets	特定取引資産	28,380	30,935	(2,555)	50,925	(22,545)
Securities	有価証券	1,263,018	1,299,536	(36,518)	1,431,209	(168,191)
Loans and bills discounted	貸出金	7,850,550	7,510,253	340,297	7,792,435	58,115
Foreign exchange assets	外国為替	5,500	7,292	(1,792)	6,261	(761)
Other assets	その他資産	94,279	93,300	979	89,293	4,986
Premises and equipment	動産不動産	141,934	147,234	(5,300)	144,620	(2,686)
Deferred tax assets	繰延税金資産	25,996	66,016	(40,020)	42,507	(16,511)
Customers' liabilities for acceptances and guarantees	支払承諾見返	130,317	146,624	(16,307)	138,809	(8,492)
Allowance for possible loan losses	貸倒引当金	(53,923)	(70,437)	16,514	(66,872)	12,949
Total Assets	資産の部合計	10,265,509	9,794,111	471,398	10,483,610	(218,101)
LIABILITIES:	(負債の部)					
Deposits	預金	9,092,126	8,802,198	289,928	9,286,512	(194,386)
Negotiable CDs	譲渡性預金	114,075	80,428	33,647	39,861	74,214
Call money	コールマネー	373	388	(15)	386	(13)
Bills sold	売渡手形	–	–	–	167,800	(167,800)
Trading liabilities	特定取引負債	2,160	2,053	107	2,165	(5)
Borrowed money	借用金	34,409	34,477	(68)	34,439	(30)
Foreign exchange liabilities	外国為替	60	113	(53)	60	0
Bonds and notes	社債	65,000	85,000	(20,000)	85,000	(20,000)
Other liabilities	その他負債	182,123	59,355	122,768	107,927	74,196
Deferred tax liabilities for land revaluation surplus	再評価に係る繰延税金負債	22,736	22,995	(259)	22,773	(37)
Acceptances and guarantees	支払承諾	130,317	146,624	(16,307)	138,809	(8,492)
Total liabilities	負債の部合計	9,643,383	9,233,636	409,747	9,885,735	(242,352)
STOCKHOLDERS' EQUITY:	(資本の部)					
Capital stock	資本金	214,944	214,832	112	214,862	82
Capital surplus	資本剰余金	176,563	176,449	114	176,482	81
Additional paid-in capital	資本準備金	176,560	176,449	111	176,479	81
Other capital surplus	その他資本剰余金	3	0	3	2	1
Retained earnings	利益剰余金	162,088	139,852	22,236	171,273	(9,185)
Legal reserve	利益準備金	38,383	37,364	1,019	37,364	1,019
Appropriated retained earnings	任意積立金	91,691	66,520	25,171	66,520	25,171
Unappropriated retained earnings at end of interim term	中間(当期)未処分利益	32,013	35,968	(3,955)	67,388	(35,375)
Land revaluation surplus	土地再評価差額金	31,993	32,372	(379)	32,048	(55)
Net unrealized gains on available-for-sale securities	その他有価証券評価差額金	37,217	14,729	22,488	26,024	11,193
Treasury stock	自己株式	(680)	(17,762)	17,082	(22,815)	22,135
Total Stockholders' Equity	資本の部合計	622,126	560,475	61,651	597,875	24,251
Total Liabilities and Stockholders' Equity	負債及び資本の部合計	10,265,509	9,794,111	471,398	10,483,610	(218,101)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

4. Comparison of Non-Consolidated Interim Statements of Income ***(Unaudited)***

4. 比較中間損益計算書(主要内訳)

For Six months ended

(Millions of yen)

		September 30,2005(A)	September 30,2004(B)	Increase/(Decrease) (A)-(B)	For the year ended March 31,2005
Ordinary income :	経常収益	113,978	125,630	(11,652)	253,791
Interest income:	資金運用収益	84,688	85,345	(657)	174,120
Interest on loans and discounts	(うち貸出金利息)	76,057	77,948	(1,891)	154,979
Interest and dividends on curities	(うち有価証券利息配当金)	5,758	6,117	(359)	16,272
Fees and commissions	役務取引等収益	22,223	20,194	2,029	43,495
Trading profits	特定取引収益	171	438	(267)	924
Other operating income	その他業務収益	5,070	8,076	(3,006)	19,039
Other income	その他経常収益	1,825	11,575	(9,750)	16,212
Ordinary expenses :	経常費用	69,018	82,693	(13,675)	157,573
Interest expenses:	資金調達費用	3,374	3,185	189	5,943
Interest on deposits	(うち預金利息)	1,865	1,125	740	2,361
Fees and commissions	役務取引等費用	4,229	5,052	(823)	11,870
Trading losses	特定取引費用	—	31	(31)	143
Other operating expenses	その他業務費用	3,190	3,874	(684)	12,331
General and administrative expenses	営業経費	43,857	42,758	1,099	85,638
Other expenses	その他経常費用	14,365	27,790	(13,425)	41,646
Ordinary profit	経常利益	44,960	42,936	2,024	96,218
Special gains	特別利益	2,931	1,710	1,221	3,442
Special losses	特別損失	228	651	(423)	1,397
Net (interim) income before income	税引前中間(当期)純利益	47,663	43,996	3,667	98,263
Income taxes-current	法人税、住民税及び事業税	10,225	4,889	5,336	12,503
Income taxes-deferred	法人税等調整額	8,814	12,667	(3,853)	28,224
Net (interim) income	中間(当期)純利益	28,623	26,439	2,184	57,536
Unappropriated retained earnings at beginning of term	前期繰越利益	29,155	44,453	(15,298)	44,453
Reversal of land revaluation excess	土地再評価差額金取崩額	54	(83)	137	241
Retirement of treasury stock	自己株式消却額	25,820	34,842	(9,022)	34,842
Unappropriated retained earnings at end of interim term	中間(当期)未処分利益	32,013	35,968	(3,955)	67,388

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

D. SUMMARY OF INTERIM FINANCIAL RESULTS
D. 平成17年度中間決算の概況

1.Profit and Loss **1.損益状況**
【Non-Consolidated】 **【単体】**

For six months ended (Millions of yen)

			September 30,2005(A)	(A)-(B)	September 30,2004(B)
Gross operating income	業務粗利益		101,358	(551)	101,909
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	（除く国債等債券損益（５勘定尻））		103,510	(1,061)	104,571
Gross operating income from domestic operations	国内業務粗利益		99,358	(343)	99,701
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	（除く国債等債券損益（５勘定尻））		101,419	(717)	102,136
Interest income	資金利益		80,246	(542)	80,788
Fees and commissions	役務取引等利益		17,791	2,865	14,926
Trading profits	特定取引利益		138	(300)	438
Other operating income	その他業務利益		1,182	(2,366)	3,548
(Of which, from gains or losses on government bonds and other bonds)	（うち国債等債券損益）		(2,060)	375	(2,435)
Gross operating income from international operations	国際業務粗利益		1,999	(209)	2,208
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	（除く国債等債券損益（５勘定尻））		2,091	(343)	2,434
Interest income	資金利益		1,066	(305)	1,371
Fees and commissions	役務取引等利益		202	(12)	214
Trading profits	特定取引利益		32	63	(31)
Other operating income	その他業務利益		697	44	653
(Of which, from gains or losses on government bonds and other bonds)	（うち国債等債券損益）		(91)	135	(226)
Expenses (excluding extraordinary adjustments)	経費（除く臨時処理分）	(△)	42,738	345	42,393
Personnel	人件費	(△)	14,893	165	14,728
Facilities	物件費	(△)	24,723	238	24,485
Taxes	税金	(△)	3,121	(58)	3,179
Net business profit (before transfer to general allowance for possible loan losses)	業務純益（一般貸倒引当金繰入前）		58,619	(897)	59,516
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	（除く国債等債券損益（５勘定尻））		60,771	(1,407)	62,178
① Transfer to general allowance for possible loan losses	①一般貸倒引当金繰入※	(△)	—	2,294	(2,294)
Net business profit	業務純益		58,619	(3,191)	61,810
(Of which, from gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts))	（うち国債等債券損益（５勘定尻））		(2,151)	510	(2,661)
Unusual profits and losses	臨時損益		(13,659)	5,215	(18,874)
② Disposal of bad debts	②不良債権処理額	(△)	13,210	(13,956)	27,166
Direct charge-off of loans	貸出金償却	(△)	12,228	3,025	9,203
Transfer to specific allowance for loan losses	個別貸倒引当金繰入額※	(△)	—	(15,511)	15,511
Losses on sales of non-performing loans	延滞債権等売却損	(△)	947	(1,503)	2,450
Others	その他	(△)	34	34	—
(Disposal fo bad debts including transfer to general allowance for possible loan losses (①+②))	（貸倒償却引当費用①+②）		13,210	(11,661)	24,871
(Reference) Credit costs(①+②-③)	<参考>（与信費用①+②-③）		11,756	(13,115)	24,871
Gains and losses on securities	株式等関係損益		(220)	(10,107)	9,887
Gains on sales of securities	株式等売却益		414	(9,756)	10,170
Losses on sales of securities	株式等売却損	(△)	—	(65)	65
Losses on devaluation of securities	株式等償却	(△)	635	417	218
Other unusual profits	その他の臨時損益		(228)	1,367	(1,595)
Ordinary profit	経常利益		44,960	2,024	42,936
Special gains and losses	特別損益		2,703	1,644	1,059
Gains and losses on disposition of premises and equipment	動産不動産処分損益		(122)	524	(646)
Gains on disposition of premises and equipment	動産不動産処分益		—	(4)	4
Losses on disposition of premises and equipment	動産不動産処分損	(△)	122	(529)	651
Loss on impairment of fixed assets	減損損失	(△)	105	105	—
Recovery of claims previously charged-off	償却債権取立益		1,477	(12)	1,489
Reversal of allowance for possible loan losses	③貸倒引当金取崩額※		1,454	1,454	—
Others	その他		—	(216)	216
Interim net income before income taxes	税引前中間純利益		47,663	3,667	43,996
Income taxes-current	法人税、住民税及び事業税	(△)	10,225	5,336	4,889
Income taxes-deferred	法人税等調整額	(△)	8,814	(3,853)	12,667
Interim net income	中間純利益		28,623	2,184	26,439

Real credit costs (including recovery of claims previously charged-off)	実質与信費用（償却債権取立益含む）	10,278	(13,104)	23,382

(注) 17年中間期の貸倒引当金繰入額は取崩超過につき、特別利益に計上しております。
(Note) As the transfer to allowance for possible loan losses is excessively reversed in the interim term of 2005, it is appropriated in special profits.
Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

【Consolidated】 **【連結】**

For six months ended (Millions of yen)

			September 30,2005(A)	(A)-(B)	September 30,2004(B)
Consolidated gross operating income	連結粗利益		104,892	(627)	105,519
Interest income	資金利益		81,413	(899)	82,312
Fees and commissions	役務取引等利益		21,128	2,933	18,195
Trading profits	特定取引利益		171	(235)	406
Other operating income	その他業務利益		2,179	(2,425)	4,604
Operating expenses	営業経費	(△)	44,668	1,074	43,594
Disposal fo bad debts including transfer to general allowance for possible loan losses	貸倒償却引当費用	(△)	15,120	(13,282)	28,402
Direct charge-off of loans	貸出金償却	(△)	14,180	3,023	11,157
Transfer to specific allowance for loan losses	個別貸倒引当金繰入額	(△)	−	(16,518)	16,518
Transfer to allowance for possible loan losses	一般貸倒引当金繰入額	(△)	−	1,724	(1,724)
Others	その他	(△)	939	(1,511)	2,450
Gains or losses on	株式等関係損益		(17)	(11,523)	11,506
Equity in earnings of associated companies	持分法による投資損益		200	(13)	213
Others	その他		565	1,931	(1,366)
Ordinary profit	経常利益		45,852	1,977	43,875
Special gains and losses	特別損益		3,164	1,386	1,778
Interim net income before income taxes and minority interests	税金等調整前中間純利益		49,017	3,363	45,654
Income taxes-current	法人税、住民税及び事業税	(△)	10,456	4,297	6,159
Income taxes-deferred	法人税等調整額	(△)	8,943	(3,359)	12,302
Minority interests in net income	少数株主利益	(△)	478	11	467
Interim net income	中間純利益		29,139	2,414	26,725

Real credit costs (including recovery of claims previously charged-off)	実質与信費用（償却債権取立益含む）	11,727	(14,467)	26,194

（注）1. 連結粗利益＝（資金運用収益－資金調達費用）＋（役務取引等収益－役務取引等費用）
＋(特定取引収益－特定取引費用)＋(その他業務収益－その他業務費用)

Note1:Consolidated Gross Operating Income =(Interest income − Interest expenses)＋(Fees and commissions income − Fees and commissions expenses)＋(Trading profits − Trading losses) ＋(Other operating income − Other operating expenses)

2.17年中間期の貸倒引当金繰入額は取崩超過につき、特別利益に計上しております。

Note2:As the transfer to allowance for possible loan losses is excessively reversed in the interim term of 2005, it is appropriated in special profits.

(Reference) **(参考)**

For six months ended (Millions of Yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)
Consolidated net business profit	連結業務純益	59,824	(450)	60,274

注：連結業務純益＝単体業務純益（一般貸倒引当金繰入前）＋子会社経常利益
＋関連会社経常利益×持分割合—内部取引（配当等）

Note: Consolidated Net Business Profit = Non-Consolidated Net Business Profit (before transfer to general allowance for possible loan losses)+ Ordinary profit of consolidated subsidiaries + Ordinary profit of equity-method affiliates ×share of stockholders equity −internal trade (dividend, etc)

(Number of Consolidated Subsidiaries) **(連結対象会社数)**

(Number of companies)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)
Number of consolidated subsidiaries	連結子会社数	10	0	10
Number of companies accounted for by the equity method	持分法適用会社数	1	0	1

2.Average Balance of Use and Source of Funds (Domestics)

2．資金平残 (国内業務部門)

【Non-Consolidated】 【単体】 For six months ended (Billions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Interest-earning assets	資金運用勘定	9,285.6	317.1	8,968.5	(102.2)	9,070.7
Loans and bills discounted	貸出金	7,794.9	228.2	7,566.7	15.0	7,551.7
Loans to individuals	個人貸出	3,262.3	91.1	3,171.2	239.6	2,931.6
Securities	有価証券	1,062.8	(140.1)	1,202.9	(208.7)	1,411.6
Bonds	債券	906.1	(133.4)	1,039.5	(163.4)	1,202.9
Stocks	株式	156.7	(6.7)	163.4	(45.3)	208.7
Interest-bearing liabilities	資金調達勘定	9,234.0	195.6	9,038.4	(120.0)	9,158.4
Deposits	預金	8,914.8	136.1	8,778.7	5.8	8,772.9
Deposit from individuals	個人預金	6,905.9	126.4	6,779.5	51.8	6,727.7
External liabilities	外部負債	157.3	85.8	71.5	(99.4)	170.9

(Reference) Includes international operation (参考) 全店ベース For six months ended (Billions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Interest-earning assets	資金運用勘定	9,436.5	324.1	9,112.4	(107.4)	9,219.8
Loans and bills discounted	貸出金	7,806.4	230.8	7,575.6	10.2	7,565.4
Securities	有価証券	1,113.0	(152.4)	1,265.4	(246.1)	1,511.5
Interest-bearing liabilities	資金調達勘定	9,353.5	201.6	9,151.9	(124.8)	9,276.7
Deposits	預金	9,032.8	142.3	8,890.5	0.7	8,889.8
External liabilities	外部負債	158.7	85.7	73.0	(99.2)	172.2

3.Interest Margins (Domestics)

3．利回・利鞘 (国内業務部門)

【Non-Consolidated】 【単体】 For six months ended (%)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Yield on interest-earning assets (A)	資金運用利回 A	1.76	(0.09)	1.85	(0.02)	1.87
Loans and bills discounted	貸出金利回	1.94	(0.11)	2.05	(0.04)	2.09
Securities	有価証券利回	0.92	0.06	0.86	0.01	0.85
Yield on interest-bearing liabilities (B)	資金調達利回 B	0.03	(0.03)	0.06	(0.03)	0.09
Deposits and NCD	預金利回	0.01	0.00	0.01	(0.01)	0.02
External liabilities	外部負債利回	0.39	(2.42)	2.81	0.75	2.06
Expenses ratio	経費率	0.91	(0.01)	0.92	(0.02)	0.94
Total funding cost (C)	資金調達原価 C	0.93	(0.03)	0.96	(0.04)	1.00
Yield spread (A)-(B)	資金運用調達利回差 A－B	1.73	(0.06)	1.79	0.01	1.78
Interest margin between loans and deposits	預貸金利鞘	1.02	(0.10)	1.12	(0.01)	1.13
Net interest margin (A)-(C)	総資金利鞘 A－C	0.83	(0.06)	0.89	0.02	0.87

(Reference) Includes international operation (参考) 全店ベース For six months ended (%)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Yield on interest-bearing assets	資金運用利回	1.78	(0.08)	1.86	(0.03)	1.89
Loans and bills discounted	貸出金利回	1.94	(0.11)	2.05	(0.04)	2.09
Securities	有価証券利回	1.03	0.07	0.96	0.00	0.96
Yield on interest-bearing liabilities	資金調達利回	0.07	0.01	0.06	(0.04)	0.10
Deposits and NCD	預金利回	0.04	0.02	0.02	(0.01)	0.03
External liabilities	外部負債利回	0.40	(2.37)	2.77	0.72	2.05
Total funding cost	資金調達原価	0.97	(0.01)	0.98	(0.05)	1.03
Net interest margin	総資金利鞘	0.81	(0.07)	0.88	0.02	0.86

4.Fees and Commissions (Domestics)　４．役務取引等利益（国内業務部門）

【Non-Consolidated】【単体】

For six months ended (Millions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Fees and commissions-income	役務取引等収益	21,904	2,059	19,845	1,010	18,835
Deposits and Loans	預金・貸出業務	9,597	1,108	8,489	693	7,796
ATM	ＡＴＭ関連手数料	2,365	4	2,361	106	2,255
Account transfer	口座振替	2,180	71	2,109	108	2,001
Syndicated Loan	シ・ローン関連	1,979	1,004	975	501	474
Remittance	為替業務	5,508	(16)	5,524	(71)	5,595
Securities	証券関連業務	2,740	(401)	3,141	276	2,865
Investment trusts	投資信託収益	2,000	63	1,937	358	1,579
Agency business	代理業務	968	(3)	971	(239)	1,210
Safekeeping/safe deposit boxes	保護預り・貸金庫業務	18	(6)	24	(8)	32
Guarantee business	保証業務	515	130	385	212	173
Others	その他	2,556	1,247	1,309	147	1,162
Annuity insurance	年金保険関連	2,173	1,266	907	190	717
Fees and commissions-expenses	役務取引等費用	4,113	(806)	4,919	347	4,572
Fees and commissions-net	役務取引等利益	17,791	2,865	14,926	664	14,262

5.Gains and Losses on Investment Securities　５．有価証券関係損益

①Gains and Losses on Bonds (Government Bond, etc)　①国債等債券関係損益

【Non-Consolidated】【単体】

For six months ended (Millions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Gains (losses) on government bonds and other securities	国債等債券損益（５勘定尻）	(2,151)	510	(2,661)	2,848	(5,509)
Gains on sales	売却益	1,029	(182)	1,211	(1,117)	2,328
Gains on redemption	償還益	9	7	2	(42)	44
Losses on sales	売却損	1,829	(614)	2,443	(4,057)	6,500
Losses on redemption	償還損	1,302	(129)	1,431	56	1,375
Losses on devaluation	償却	58	58	−	(6)	6

②Gains and Losses on Stocks　②株式等損益

【Non-Consolidated】【単体】

For six months ended (Millions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Gains (losses) on stocks and other securities	株式等損益（３勘定尻）	(220)	(10,107)	9,887	9,956	(69)
Gains on sales	売却益	414	(9,756)	10,170	6,970	3,200
Losses on sales	売却損	−	(65)	65	(3,121)	3,186
Losses on devaluation	償却	635	417	218	135	83

(Reference) Outright Sales of Stocks　（参考）株式の売切状況（取得原価ベース）

(Millions of yen)

		For the six months ended	For the year ended March 31,2004		For the year ended March 31,2003	
		September 30,2005		September 30,2004		September 30,2003
Outright sales	株式売切額	2,281	11,619	9,673	63,820	36,007
Balance as of end of (interim) term	期末株式残高	160,348	155,166	156,044	165,628	191,355

6.Gains and Losses on Valuation of Marketable Securities　６．有価証券の評価損益

①Valuation Standards of Investment Securities　①有価証券の評価基準

Trading securities	売買目的有価証券	Market Value Method(Valuation differences are appropriated to profits and losses)	時価法（評価差額を損益処理）
Held-to-maturity securities	満期保有目的の債券	Amortized Cost Method	償却原価法
Available-for-sale securities	その他有価証券	Market Value Method (Valuation differences are directly transferred to stockholders' equity, net of income tax)	時価法（評価差額を全部資本直入）
Subsidiary and affiliate stock	子会社株式及び関連会社株式	Cost Method	原価法

②Gains and Losses on Valuation　②評価損益

【Non-Consolidated】　【単体】　(Millions of yen)

		As of September 30,2005(A)				As of March 31, 2005(B)		
		Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Net(B)	Unrealized gains	Unrealized losses
Held-to-maturity	満期保有目的	(34)	(274)	76	110	240	290	49
Available-for-sale	その他有価証券	62,669	18,835	72,414	9,745	43,834	52,544	8,710
Equity securities	株式	64,080	21,571	70,720	6,639	42,509	50,071	7,562
Debt securities	債券	(953)	(2,348)	974	1,927	1,395	1,803	407
Others securities	その他	(457)	(387)	719	1,177	(70)	669	740
Total	合計	62,634	18,559	72,490	9,855	44,075	52,835	8,760
Equity securities	株式	64,080	21,571	70,720	6,639	42,509	50,071	7,562
Debt securities	債券	(987)	(2,622)	1,050	2,038	1,635	2,093	457
Others securities	その他	(457)	(387)	719	1,177	(70)	669	740

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は貸借対照表価額と取得価額との差額を計上しております。
Note: Since Available-for-sale- securities are stated at market value, the differences between balance sheet amount and cost of purchase are presented in the table

【Consolidated】　【連結】　(Millions of yen)

		As of September 30,2005(A)				As of March 31, 2005(B)		
		Net(A)	(A)-(B)	Unrealized gains	Unrealized losses	Net(B)	Unrealized gains	Unrealized losses
Held-to-maturity	満期保有目的	(34)	(274)	76	110	240	290	49
Available-for-sale	その他有価証券	62,902	18,834	72,647	9,745	44,068	52,778	8,710
Equity securities	株式	64,314	21,571	70,954	6,639	42,743	50,305	7,562
Debt securities	債券	(953)	(2,348)	974	1,927	1,395	1,803	407
Others securities	その他	(457)	(387)	719	1,177	(70)	669	740
Total	合計	62,868	18,560	72,724	9,855	44,308	53,068	8,760
Equity securities	株式	64,314	21,571	70,954	6,639	42,743	50,305	7,562
Debt securities	債券	(987)	(2,622)	1,050	2,038	1,635	2,093	457
Others securities	その他	(457)	(387)	719	1,177	(70)	669	740

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は貸借対照表価額と取得価額との差額を計上しております。
Note: Since Available-for-sale- securities are stated at market value, the differences between balance sheet amount and cost of purchase are presented in the table in the above table.

(Reference) The carrying calves of debt securities with specific matunties by contractual maturitios for securities classified as available-for-sale and held-to-matunty.

（参考）その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

【Non-Consolidated】　【単体】　(Millions of yen)

		As of September 30, 2005				As of March 31, 2005			
		Within 1 year	1-5 years	5-10 years	Over 10 years	Within 1 year	1-5 years	5-10 years	Over 10 years
	債券	324,507	425,903	137,055	78,507	667,577	442,044	62,293	16,985
Japanese national govement	国債	178,912	148,774	86,562	47,532	394,647	131,173	26,123	2,024
Japanese local govement	地方債	33,394	33,184	24,252	6,997	89,457	53,675	12,131	6,997
Japanese corporate short term bonds	短期社債	—	—	—	—	—	—	—	—
Japanese corporate bonds	社債	112,200	243,944	26,240	23,977	183,473	257,195	24,038	7,963
Others	その他	6,358	68,311	3,296	225,254	8,715	70,588	573	160,075
Total	合計	330,865	494,214	140,351	303,762	676,293	512,632	62,867	177,060

【Consolidated】　【連結】　(Millions of yen)

		As of September 30, 2005				As of March 31, 2005			
		Within 1 year	1-5 years	5-10 years	Over 10 years	Within 1 year	1-5 years	5-10 years	Over 10 years
	債券	324,594	425,927	137,055	78,507	667,729	442,111	62,293	16,985
Japanese national govement	国債	178,912	148,774	86,562	47,532	394,647	131,173	26,123	2,024
Japanese local govement	地方債	33,394	33,184	24,252	6,997	89,457	53,675	12,131	6,997
Japanese corporate short term bonds	短期社債	—	—	—	—	—	—	—	—
Japanese corporate bonds	社債	112,287	243,968	26,240	23,977	183,624	257,263	24,038	7,963
Others	その他	6,358	68,311	3,296	225,553	8,715	70,588	573	160,075
Total	合計	330,952	494,238	140,351	304,060	676,445	512,700	62,867	177,060

7. Expenses and Employees　7．経営合理化の状況

①Expenses　①経費の推移

【Non-Consolidated】【単体】

For six months ended　(Millions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Personnel	人件費	14,893	165	14,728	(1,577)	16,305
Facilities	物件費	24,723	238	24,485	0	24,485
Taxes	税金	3,121	(58)	3,179	404	2,775
Expenses	経費	42,738	345	42,393	(1,173)	43,566

(Reference)　(参考)　(%)

OHR	OHR	42.1	0.6	41.5	(0.2)	41.7

②Operating Expenses　②営業経費の内訳

【Non-Consolidated】【単体】

For six months ended　(Millions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Salaries and allowance	給料・手当	12,708	435	12,273	(991)	13,264
Retirement allowance cost	退職給付費用	1,438	622	816	(2,864)	3,680
Welfare	福利厚生費	138	1	137	(22)	159
Depreciation	減価償却費	4,342	170	4,172	567	3,605
Rent of premises and equipment	土地建物機械賃借料	2,693	(122)	2,815	(608)	3,423
Repairing expenses	営繕費	177	52	125	22	103
Stationery and supplies	消耗品費	535	(59)	594	(1)	595
Utilities	給水光熱費	638	(40)	678	(2)	680
Allowance for business trips	旅費	68	17	51	(8)	59
Communication expenses	通信費	537	(25)	562	11	551
Advertisement	広告宣伝費	373	38	335	(83)	418
Dues and membership, contribution, dinner and meeting	諸会費・寄付金・交際費	236	17	219	(4)	223
Taxes	租税公課	3,121	(58)	3,179	404	2,775
Others	その他	16,846	50	16,796	(38)	16,834
Operating expenses	営業経費	43,857	1,099	42,758	(3,619)	46,377

③Employees and Officers　③人員の推移

【Non-Consolidated】【単体】

(Number of people)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Total employees	総人員	3,456	74	(43)	3,382	3,499
Actual employees	実働人員	2,929	103	3	2,826	2,926
Directors and auditors	役員	11	(1)	(1)	12	12
Executive officers	執行役員	10	1	2	9	8

④Branches　④店舗等の推移

《Domestic Branch》《国内店舗数の推移》

【Non-Consolidated】【単体】

(Number of branches)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Full-banking branches	フルバンキング店舗	60	2	2	58	58
Functionally specialized outlets	機能特化店舗	131	1	1	130	130
Sub-branches	うち出張所	22	0	(4)	22	26
Total	店舗数	191	3	3	188	188
ATM locations	無人店舗数	360	5	14	355	346
Housing Loan Centers	住宅ローンセンター	28	2	1	26	27

《Overseas》《海外拠点数の推移》

【Non-Consolidated】【単体】

(Number of branches)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Branches	支店	0	0	0	0	0
Sub-branches	出張所	0	0	0	0	0
Representative offices	駐在員事務所	4	0	0	4	4
Total	拠点数	4	0	0	4	4
Subsidiaries	現地法人	0	0	0	0	0

8. Net Business Profit　８．業務純益

【Non-Consolidated】【単体】

For six months ended (Millions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Net business profit (before transfer to general allowance for possible loan losses)	業務純益（一般貸引繰入前）	58,619	(897)	59,516	(1,237)	60,753
As per employee (in thousands of yen)	職員一人当たり（千円）	20,371	(208)	20,579	729	19,850
Net business profit	業務純益	58,619	(3,191)	61,810	282	61,528
As per employee (in thousands of yen)	職員一人当たり（千円）	20,371	(1,002)	21,373	1,269	20,104

（注）「職員一人当たり利益」において、職員数は実働人員（出向者を除くベース）の平残を使用して算出しております。
(Note)The amount of "as per employee" is calculated on the basis of the average of actual number of employees (excluding transferees).

9.Return on Equity　９．ＲＯＥ

【Non-Consolidated】【単体】

For six months ended (%)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Net business profit (before transfer to general allowance for possible loan losses) per stockholders' equity (excluding preffemed stock-net-treasury stock)	業務純益（一般貸引繰入前）ベース	19.21	(4.20)	23.41	(9.25)	32.66
Net income stockholders' equity (excluding preffemed stock-net-treasury stock)	中間純利益ベース	9.38	(1.02)	10.40	(0.39)	10.79

10.Return on Assets　１０．ＲＯＡ

【Non-Consolidated】【単体】

For six months ended (%)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Net business profit (before transfer to general allowance for possible loan losses) per total average total assets	業務純益（一般貸引繰入前）ベース	1.16	(0.05)	1.21	(0.02)	1.23
Net income per average total assets	当期純利益ベース	0.57	0.04	0.53	0.13	0.40

11. Retirement Allowance　１１．退職給付関連

①Projected benefit obligation　①退職給付債務残高

【Non-Consolidated】【単体】

For six months ended (Millions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Projected benefit obligation	退職給付債務（期首）	72,909	4,931	67,978	(9,581)	77,559
(Discount rate)	(割引率)	2.0%	(0.5%)	2.5%	0.0%	2.5%
Fair value of plan assets	年金資産（期首）	63,935	2,073	61,862	14,354	47,508
Prepaid pension cost	前払年金費用（期首）	(28,871)	(2,493)	(26,378)	(4,400)	(21,978)
Unrecognized prior service cost	未認識過去勤務債務（期首）	(766)	3,068	(3,834)	(3,834)	−
Unrecognized actuarial loss	未認識数理計算上の差異（期首）	38,611	2,282	36,329	(15,699)	52,028

【Consolidated】【連結】

For six months ended (Millions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Projected benefit obligation	退職給付債務(期首)	73,056	4,953	68,103	(9,577)	77,680

For six months ended

②Retirement Benefit Costs **②退職給付費用**

【Non-Consolidated】 **【単体】**

(Millions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Retirement benefit costs	退職給付費用	1,438	839	599	(5,293)	5,892
Service cost	勤務費用	563	(32)	595	(177)	772
Interest cost	利息費用	729	(119)	848	(77)	925
Expected return on plan assets	期待運用収益	(935)	(55)	(880)	(195)	(685)
Amortization of prior service cost	過去勤務債務の費用処理額	(766)	767	(1,533)	(767)	(766)
Recognized actuarial loss	数理計算上の差異の費用処理額	1,597	171	1,426	(369)	1,795
Other retirement cost (Note)	その他（注）	250	108	142	(3,708)	3,850

（注）１５年中間期は、退職給付制度改定に伴う特別損失2,211百万円を含んでおります。

Note:The amount for six months ended September 30,2003 includes 2,211 million yen of extraordinary losses in accordance with revision in our retirement benefit scheme.

For six months ended

【Consolidated】 **【連結】**

(Millions of yen)

		September 30,2005(A)	(A)-(B)	September 30,2004(B)	(B)-(C)	September 30,2003(C)
Retirement benefit costs	退職給付費用	1,455	837	618	(5,295)	5,913

12. Deferred Tax Assets　１２．繰延税金資産

Tax effects of the items comprising net deferred tax assets and liabilities **繰延税金資産・負債の主な発生原因別内訳**

【Non-Consolidated】 **【単体】**

(Billions of yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of March 31,2004(C)
Allowance for possible loan losses	貸倒引当金	50.0	(8.7)	(30.8)	58.7	80.8
Write-down of securities	有価証券有税償却	5.1	0.1	(4.0)	5.0	9.1
Others	その他	9.7	(0.4)	1.7	10.1	8.0
Subtotal deferred tax assets (A)	繰延税金資産小計 A	65.0	(9.0)	(32.9)	74.0	97.9
Valuation allowance (B)	評価性引当額 B	(3.0)	0.0	(2.3)	(3.0)	(0.7)
Total deferred tax assets (A-B) (C)	繰延税金資産合計（A+B） C	61.9	(9.1)	(35.2)	71.0	97.1
Net unrealized gain on available-for-sale securities	その他有価証券評価差額金	25.4	7.6	4.4	17.8	21.0
Gains on contribution of the employee's retirement benefit trust	退職給付信託設定益	7.1	0.0	0.0	7.1	7.1
Others	その他	3.3	(0.3)	2.1	3.6	1.2
Total deferred tax liabilities (D)	繰延税金負債合計 D	35.9	7.4	6.5	28.5	29.4
Net deferred tax assets (C-D)	繰延税金資産の計上額 （C-D）	25.9	(16.6)	(41.7)	42.5	67.6

Net deferrent tax assets excluding net degerred tax liabilities (assets) relating to unrealized gain on available-for-sale	その他有価証券評価差額金にかかる繰延税金負債（資産）を除く繰延税金資産	51.4	(8.9)	(37.3)	60.3	88.7

【Consolidated】 **【連結】**

(Billions of yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of March 31,2004(C)
Net deferred tax assets	繰延税金資産の計上額	32.1	(16.6)	(41.5)	48.7	73.6

Net deferrent tax assets excluding net degerred tax liabilities (assets) relating to unrealized gain on available-for-sale	その他有価証券評価差額金にかかる繰延税金負債（資産）を除く繰延税金資産	57.7	(8.9)	(37.0)	66.6	94.7

【参考】

当行は、「繰延税金資産の回収可能性の判断に関する監査上の取扱い（日本公認会計士協会監査委員会報告第66号）」第５項第１号における「例示区分②」（業績は安定しているが、期末における将来減算一時差異を十分に上回るほどの課税所得がない会社等）に該当しております。

[Reference]

The Bank falls under "Illustrated Segment②" (performance is stable but without taxable income that exceeds the temporary difference in future subtraction at the end of term) under paragraph 5, item 1 of "Auditing Treatment concerning Determination of Recoverability of Deferred Tax Assets (Japanese Institute of Certified Public Accountants, Audit Committee Report, No. 66)."

13.Capital Adequacy Ratio (Domestic Standards)　　１３．自己資本比率（国内基準）

【Consolidated】　【連結】　(Billions of yen)

		As of September 30,2005(A)	(A)-(B)	(B)-(C)	As of March 31,2005 (B)	As of September 30,2004(C)
(1)Capital adequacy ratio	(1) 自己資本比率　(5)÷(6)	10.93 %	(0.02) %	(0.04) %	10.95 %	10.97 %
Tier I capital ratio	Tier I 比率 (2)÷ (6)	8.73 %	0.34 %	0.40 %	8.39 %	8.33 %
(2)Tier I capital	(2) Tier I	555.2	26.3	37.9	528.9	517.3
[Reference] Amount equal to the deferred tax assets included in Tier I	〔参考　Ｔｉｒｅ Ｉに含まれる繰延税金資産相当額〕	〔57.7〕	〔(8.9)〕	〔(24.7)〕	〔66.6〕	〔82.4〕
Common stock	資本金	214.9	0.1	0.1	214.8	214.8
Capital surplus	資本剰余金	176.5	0.1	0.1	176.4	176.4
Retained earnings	利益剰余金	161.4	3.4	22.6	158.0	138.8
Minority interests of affiliate companies	連結子会社の少数株主持分	3.9	0.5	(1.0)	3.4	4.9
Treasury stock	自己株式	(0.6)	22.2	17.1	(22.8)	(17.7)
Others	その他	(0.9)	0.1	(0.9)	(1.0)	(0.0)
(3)Tier II capital	(3)Tier II	141.2	(21.0)	(23.6)	162.2	164.8
General allowance for possible loan losses	一般貸倒引当金	21.6	(0.9)	(3.3)	22.5	24.9
The amount of land revaluation surplus qualified as capital	自己資本に計上された土地再評価差額	24.6	0.0	(0.3)	24.6	24.9
Subordinated loans ,etc	負債性資本調達手段等	95.0	(20.0)	(19.9)	115.0	114.9
(4)Deductions	(4) 控除項目	1.2	0.0	0.0	1.2	1.2
(5)Capital(2)+(3)-(4)	(5) 自己資本 (2) ＋ (3) － (4)	695.2	5.3	14.4	689.9	680.8
(6)Risk-weighted Assets	(6) リスクアセット	6,355.9	56.1	153.2	6,299.8	6,202.7
Of which, on balanced	うちオンバランス	6,114.5	55.1	140.0	6,059.4	5,974.5
Of which, off balanced	うちオフバランス	241.4	1.1	13.2	240.3	228.2

【Non-Consolidated】　【単体】　(Billions of yen)

		As of September 30,2005(A)	(A)-(B)	(B)-(C)	As of March 31,2005 (B)	As of September 30,2004(C)
(1)Capital adequacy ratio	(1) 自己資本比率　(5)÷(6)	10.89 %	(0.02) %	(0.01) %	10.91 %	10.90 %
Tier I capital ratio	Tier I 比率 (2)÷ (6)	8.74 %	0.32 %	0.41 %	8.42 %	8.33 %
(2)Tier I capital	(2) Tier I	552.9	252.2	39.6	527.7	513.3
[Reference] Amount equal to the deferred tax assets included in Tier I	〔参考　Ｔｉｒｅ Ｉに含まれる繰延税金資産相当額〕	〔51.4〕	〔(8.9)〕	〔(24.6)〕	〔60.3〕	〔76.0〕
Common stock	資本金	214.9	0.1	0.1	214.8	214.8
Capital surplus	資本準備金	176.5	0.1	0.1	176.4	176.4
Other capital surplus	その他資本剰余金	0.0	0.0	0.0	0.0	0.0
Earned surplus reserve	利益準備金	38.3	0.0	1.0	38.3	37.3
Appropriated retained earnings	任意積立金	91.6	(0.2)	25.1	91.8	66.5
Unappropriated, retained earnings to be carried forward	次期繰越利益	32.0	3.0	(3.9)	29.0	35.9
Treasury stock	自己株式	(0.6)	22.2	17.1	(22.8)	(17.7)
Others	その他	(0.0)	0.0	0.0	(0.0)	(0.0)
(3)Tier II capital	(3)Tier II	136.3	(20.6)	(23.2)	156.9	159.5
General allowance for possible loan losses	一般貸倒引当金	16.7	(0.6)	(2.9)	17.3	19.6
The amount of land revaluation surplus qualified as capital	自己資本に計上された土地再評価差額	24.6	0.0	(0.3)	24.6	24.9
Subordinated loans ,etc	負債性資本調達手段等	95.0	(20.0)	(19.9)	115.0	114.9
(4)Deductions	(4) 控除項目	0.8	0.0	0.0	0.8	0.8
(5)Capital(2)+(3)-(4)	(5) 自己資本 (2) ＋ (3) － (4)	688.4	4.6	16.3	683.8	672.1
(6)Risk-weighted Assets	(6) リスクアセット	6,321.3	55.9	158.6	6,265.4	6,162.7
Of which, on balanced	うちオンバランス	6,112.0	52.2	140.3	6,059.8	5,971.7
Of which, off balanced	うちオフバランス	209.2	3.6	18.2	205.6	191.0

E. LOANS AND OTHER ASSETS INFORMATION
E. 貸出金等の状況

1.Risk Managed Loan Information
1. リスク管理債権の状況

【Non-Consolidated】 【単体】 (Millions of yen)

Risk managed loans	リスク管理債権	As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Loans to customers in bankruptcy	破綻先債権額	4,549	(2,745)	(5,965)	7,294	10,514
Past due loans	延滞債権額	168,019	(34,248)	(44,781)	202,267	212,800
Accruing loans contractually past due 3 months or more	3ヵ月以上延滞債権額	10,348	2,944	(4,357)	7,404	14,705
Restructured loans	貸出条件緩和債権額	40,413	(878)	(11,197)	41,291	51,610
Total	合計	223,330	(34,928)	(66,300)	258,258	289,630
(Amount of partial direct write-off)	(部分直接償却額)	103,970	(9,542)	(45,558)	113,512	149,528
Loans and bills discounted	貸出金残高(末残)	7,850,550	58,115	340,297	7,792,435	7,510,253

(注) リスク管理債権額は、部分直接償却実施後の金額で表示しております。
※The amounts are presented after partial direct write-off.
(注) 未収利息不計上の基準は、自己査定に基づく債務者区分により行っております。
※The standard of accrued interest for non-performing loans is based on borrowers classification under the self-assessment guidelines.

【Non-Consolidated】 【単体】 (%)

Percentage against total loans and bills discounted	貸出残高比率	As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Loans to customers in bankruptcy	破綻先債権額	0.0	0.0	(0.1)	0.0	0.1
Past due loans	延滞債権額	2.1	(0.4)	(0.7)	2.5	2.8
Accruing loans contractually past due 3 months or more	3ヵ月以上延滞債権額	0.1	0.1	0.0	0.0	0.1
Restructured loans	貸出条件緩和債権額	0.5	0.0	(0.1)	0.5	0.6
Total	合計	2.8	(0.5)	(1.0)	3.3	3.8

【Consolidated】 **【連結】** (Millions of yen)

Risk managed loans	リスク管理債権	As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Loans to customers in bankruptcy	破綻先債権額	4,549	(2,845)	(6,126)	7,394	10,675
Past due loans	延滞債権額	160,635	(33,040)	(40,610)	193,675	201,245
Accruing loans contractually past due 3 months or more	3カ月以上延滞債権額	10,466	3,062	(4,332)	7,404	14,798
Restructured loans	貸出条件緩和債権額	44,417	(1,075)	(13,582)	45,492	57,999
Total	合計	220,068	(33,899)	(64,650)	253,967	284,718
(Amount of partial direct write-off)	(部分直接償却額)	114,709	(8,989)	(45,056)	123,698	159,765
Loans and bills discounted	貸出金残高（末残）	7,850,540	60,478	342,152	7,790,062	7,508,388

（注）リスク管理債権額は、部分直接償却実施後の金額で表示しております。
※The amount of Risk-managed loan are presented after partial direct write-off.
（注）未収利息不計上の基準は、自己査定に基づく債務者区分により行っております。
※The standard of accrued interest for non-performing loan are based on borrowers classification under the self-assessment guide lines.

【Consolidated】 **【連結】** (%)

Percentage of loans and bills discounted	貸出残高比率	As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Loans to customers in bankruptcy	破綻先債権額	0.0	0.0	(0.1)	0.0	0.1
Past due loans	延滞債権額	2.0	(0.4)	(0.6)	2.4	2.6
Accruing loans contractually past due 3 months or more	3カ月以上延滞債権額	0.1	0.1	0.0	0.0	0.1
Restructured loans	貸出条件緩和債権額	0.5	0.0	(0.2)	0.5	0.7
Total	合計	2.8	(0.4)	(0.9)	3.2	3.7

2.Allowance for Possible Loan Losses　２．貸倒引当金の状況

【Non-Consolidated】【単体】

(Millions of yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Allowance for possible loan losses	貸倒引当金	53,923	(12,949)	(16,514)	66,872	70,437
General allowance for possible loan losses	一般貸倒引当金	16,756	(561)	(2,907)	17,317	19,663
Specific allowance for possible loan losses	個別貸倒引当金	37,166	(12,388)	(13,607)	49,554	50,773
Specific allowance for certain overseas loans	特定海外債権引当勘定	−	−	−	−	−

【Consolidated】【連結】

(Millions of yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Allowance for possible loan losses	貸倒引当金	61,208	(13,642)	(17,139)	74,850	78,347
General allowance for possible loan losses	一般貸倒引当金	21,664	(895)	(3,245)	22,559	24,909
Specific allowance for possible loan losses	個別貸倒引当金	39,544	(12,746)	(13,893)	52,290	53,437
Specific allowance for certain overseas loans	特定海外債権引当勘定	−	−	−	−	−

3.Percentage of Allowance to Total Risk Managed Loans　３．リスク管理債権に対する引当率

【Non-Consolidated】【単体】

(%)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	44.2	(0.6)	(2.1)	44.8	46.3
After Partial Direct Write-Off	部分直接償却後	16.6	(2.5)	(0.9)	19.1	17.5
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	49.3	(0.2)	(1.5)	49.5	50.8
After Partial Direct Write-Off	部分直接償却後	24.1	(1.7)	(0.2)	25.8	24.3

【Consolidated】【連結】

(%)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	47.1	(0.5)	(1.6)	47.6	48.7
After Partial Direct Write-Off	部分直接償却後	17.9	(2.6)	(0.8)	20.5	18.7
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	53.6	0.1	(0.7)	53.5	54.3
After Partial Direct Write-Off	部分直接償却後	27.8	(1.6)	0.3	29.4	27.5

4.Claims disclosed under the Financial Reconstruction Law **4．金融再生法開示債権**

【Non-Consolidated】 【単体】 (Millions of Yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Unrecoverable or valueless claims	破産更生債権及びこれらに準ずる債権	27,381	(925)	(8,222)	28,306	35,603
Doubtful claims	危険債権	146,401	(36,486)	(43,121)	182,887	189,522
Claims in need of special caution	要管理債権	50,761	2,065	(15,554)	48,696	66,315
Sub-total A	要管理債権以下 計 A	224,545	(35,345)	(66,896)	259,890	291,441
Claims in need of caution (excluding loan in need of special caution)	要管理債権以外の要注意先債権	613,801	(94,725)	(172,319)	708,526	786,120
Claims to normal borrowers (excluding in need of caution)	正常先債権	7,154,481	178,412	560,674	6,976,069	6,593,807
Sub-total	正常債権 計	7,768,283	83,688	388,355	7,684,595	7,379,928
Total B	合計 B	7,992,828	48,342	321,458	7,944,486	7,671,370
Claims in need of special caution based on borrowers classification under the self-assessment guideline	要管理先債権	129,749	4,896	(20,117)	124,853	149,866
Percentage of claims in need of special caution or below A／B	要管理債権以下の割合 A／B (%)	2.8	(0.4)	(1.0)	3.2	3.8

【Consolidated】 【連結】 (Millions of Yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Unrecoverable or valueless claims	破産更生債権及びこれらに準ずる債権	31,797	(169)	(7,193)	31,966	38,990
Doubtful claims	危険債権	135,015	(36,209)	(40,392)	171,224	175,407
Claims in need of special caution	要管理債権	54,883	1,986	(17,914)	52,897	72,797
Sub-total C	要管理債権以下 計 C	221,697	(34,391)	(65,498)	256,088	287,195
Claims in need of caution (excluding loan in need of special caution)	要管理債権以外の要注意先債権	620,837	(94,882)	(173,175)	715,719	794,012
Claims to normal borrowers (excluding in need of caution)	正常先債権	7,213,723	174,947	552,077	7,038,776	6,661,646
Sub-total	正常債権 計	7,834,560	80,064	378,902	7,754,496	7,455,658
Total D	合計 D	8,056,258	45,674	313,404	8,010,584	7,742,854
Claims in need of special caution based on borrowers classification under the self-assessment guideline	要管理先債権	134,983	4,619	(22,839)	130,364	157,822
Percentage of claims in need of special caution or below C／D	要管理債権以下の割合 C／D (%)	2.7	(0.4)	(1.0)	3.1	3.7

5.Coverage Ratio of Claims disclosed under the Financial Reconstruction Law **5．金融再生法開示債権の保全状況**

【Non-Consolidated】 【単体】 (Millions of Yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Coverage amount A	保全額 A	184,832	(33,374)	(53,209)	218,206	238,041
Allowance for possible loan losses	貸倒引当金	44,791	(10,682)	(13,193)	55,473	57,984
Collateral and guarantees	担保保証等	140,040	(22,693)	(40,016)	162,733	180,056
Unrecoverable or valueless claims, doubtful claims, claims in need of special B	破産更生債権及びこれらに準ずる債権、危険債権、要管理先債権 計 B	303,532	(32,515)	(71,460)	336,047	374,992
Coverage ratio(%) A／B	保全率 (%) A／B	60.89	(4.04)	(2.58)	64.93	63.47

(Reference) Coverage Ratio of claims of borrowers classification **(参考) 債務者毎の保全率推移** (Millions of Yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	27,381	(925)	(8,222)	28,306	35,603
Allowance for possible loan losses	貸倒引当金	3,802	3	(2,964)	3,799	6,766
Collateral and guarantees	担保保証等	23,579	(927)	(5,258)	24,506	28,837
Coverage ratio(%)	保全率 (%)	100.00	0.00	0.00	100.00	100.00
Doubtful claims	危険債権	146,401	(36,486)	(43,121)	182,887	189,522
Allowance for possible loan losses	貸倒引当金	33,231	(12,354)	(10,595)	45,585	43,826
Collateral and guarantees	担保保証等	86,336	(21,087)	(21,362)	107,423	107,698
Coverage ratio(%)	保全率 (%)	81.67	(1.99)	1.72	83.66	79.95
Claims in need of special caution based on borrowers classification under the self-assessment	要管理先債権	129,749	4,896	(20,117)	124,853	149,866
Allowance for possible loan losses	貸倒引当金	7,758	1,670	367	6,088	7,391
Collateral and guarantees	担保保証等	30,124	(678)	(13,396)	30,802	43,520
Coverage ratio(%)	保全率 (%)	29.19	(0.35)	(4.78)	29.54	33.97

ALLOWANCE COVERAGE RATIO・TOTAL COVERAGE RATIO (As of September 30,2005) 引当率・保全率 (17年9月末)

【Non-consolidated】 【単体】

(Billions of yen)

Borrowers classification under the self-assessment guidelines 自己査定における債務者区分		Claims disclosed under the Financial Revitalization Law 金融再生法に基づく開示債権	Categories 分類 No Categorization 非分類	Category Ⅱ Ⅱ分類	Category Ⅲ Ⅲ分類	Category Ⅳ Ⅳ分類	Allowance 引当金	Allowance coverage ratio 引当率	Total coverage ratio 保全率
Legal bankruptcy 破綻先 4.7 (△2.8) Virtual bankruptcy 実質破綻先 22.6 (1.9)		Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権 27.3 (△1.0)	Covered by Allowance, collaterals and guarantees 引当金・担保・保証等による保全部分 9.7 (0.3)	17.6 (△1.2)	Entirely reserved 全額引当 0.0 (0.0)	Entirely reserved, or direct write-off 全額償却・引当 0.0 (0.0)	3.8	100%	100%
Possible bankruptcy 破綻懸念先 146.4 (△36.4)		Doubtful 危険債権 146.4 (△36.4)	Covered by allowances, collaterals and guarantees 引当金・担保・保証等による保全部分 52.7 (△16.1) [19.6]	66.7 (△17.4) [66.7]	Partially reserved 必要額を引当 26.9 (△2.9) [60.0]		33.2	55.32%	81.67%
In need of caution 要注意先 664.5 (△92.7)	In need of special caution 要管理先 129.7 (4.9)	In need of special caution 要管理債権 50.7 (2.1)	Covered by collateral (担保) 30.8 Non-covered (信用) 94.0 8.1 (2.9)	121.6 (2.1)	※[ ]: Credit exposures under each category before reserve ※[ ]内の計数は引当前の分類額		7.7	7.78%	29.19%
	Other than in need of special caution 要管理先以外の要注意先 534.8 (△97.5)	Normal 正常債権 7,768.2 (83.7)	192.6 (△33.6)	342.1 (△64.0)			3.9	0.73%	
Normal 正常先 7,154.4 (178.4)			7,154.4 (178.4)				5.0	0.07%	

Total 合計	Total 合計	No Categorization 非分類	Category Ⅱ Ⅱ分類	Category Ⅲ Ⅲ分類	Category Ⅳ Ⅳ分類	Total 合計	Total coverage ratio
7,992.8 (△48.4) 100.0%	7,992.8 (48.4)	7,417.7 (131.9) 92.8%	548.1 (△80.6) 6.9%	26.9 (△2.9) 0.3%	0.0 (0.0) 0.0%	53.7	60.89%

※ ( ) : Amount of increase compared with that of March 31,2005
※ (△) : Amount of decrease compared with that of March 31,2005
※ ( ) 内の計数は17年3月末比増減額を表示しております。

EACH STANDARDS CONCERNING DISCLOSURE OF ASSETS (As of September 30,2005)

資産内容の開示における各種基準の比較(17年9月末)

(Billions of yen)

【Non-consolidated】【単体】

Borrowers classification under the self-assessment guidlines 自己査定における債務者区分 (Credit exposures) (対象：総与信)		Claims disclosed under the Financial Revitalization law 金融再生法に基づく開示債権 (Credit exposures) (対象:総与信)	(Loans only) (うち貸出金)		Risk-managed loans under the Banking law リスク管理債権 (Loans) (対象：貸出金)
Legal bankruptcy 破綻先 4.7		Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権 27.3	26.4	4.5	Loans to customers in bankruptcy 破綻先債権 4.5
Virtual bankruptcy 実質破綻先 22.6				21.9	Past due loans 延滞債権 168.0
Possible bankruptcy 破綻懸念先 146.4		Doubtful 危険債権 146.4	146.1		
In need of caution 要注意先 664.5	In need of special caution 要管理先 129.7	In need of special caution 要管理債権 50.7 (※)	50.7	10.3	Accruing loans contractually past due 3 months or more 3カ月以上延滞債権 10.3
				40.4	Restructured loans 条件緩和債権 40.4
		Sub total 小計 224.5	Sub total 小計 223.3		Total 合計 223.3
	Other than in need of special caution 要管理先以外の要注意先 534.8	Normal 正常債権 7,768.2	7,627.2		
Normal 正常先 7,154.4					

Total 合計	Total 合計	Total 合計
7,992.8	7,992.8	7,850.5

(※) 要管理債権は貸出金のみ

(※) Loans only

6 Off-Balanced Credits

6．オフバランス化の状況

【Non-Consolidated】

【単体】

①The amounts of doubtful claims or below, under the Financial Reconstruction Low

①危険債権以下（金融再生法基準）の債権残高

(Billions of Yen)

		As of September 30,2005	Apr.1,05 - Sep.30,05 (A)-(B)	Increase (A)	Amount off-balanced (B)	As of March 31,2005
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	27.3	(1.0)	3.9	4.9	28.3
Doubtful claims	危険債権	146.4	(36.4)	16.5	52.9	182.8
Total	合計	173.7	(37.4)	20.4	57.8	211.1

(Billions of Yen)

		As of March 31,2005	Apr.1,04 - Mar.31,05 (A)-(B)	Increase (A)	Amount off-balanced (B)	As of March 31,2004
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	28.3	(15.5)	8.4	23.9	43.8
Doubtful claims	危険債権	182.8	(24.0)	59.2	83.1	206.8
Total	合計	211.1	(39.5)	67.6	107.1	250.6

(Billions of Yen)

		As of March 31,2004	Apr.1,03 - Mar.31,04 (A)-(B)	Increase (A)	Amount off-balanced (B)	March 31,2003
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	43.8	(6.8)	10.2	17.1	50.6
Doubtful claims	危険債権	206.8	(19.4)	40.0	59.4	226.2
Total	合計	250.6	(26.2)	50.3	76.5	276.8

②Progress of Off-balancing

②オフバランス化の実績

(Billions of Yen)

			For the six months ended September 30,2005	For the year ended March 31,2004	For the year ended March 31,2003
Final disposal of Non-performing Loan by Liquidation	清算型処理	(△)	1.5	0.1	1.9
Final disposal of Non-performing Loan by restructuring	再建型処理	(△)	2.2	8.9	22.4
Improvement in debtors' business performance due to restructuring	再建型処理に伴う業況改善	(△)	11.7	–	–
Securitization	債権流動化	(△)	29.7	34.2	44.2
Direct write-offs	直接償却	(△)	(13.2)	15.8	(57.3)
Other	その他	(△)	25.8	47.9	65.3
Collection / repayment, etc	回収・返済等	(△)	18.5	27.9	58.4
Improvement in Debtors' business performance	業況改善	(△)	7.3	19.9	6.8
Total	合計	(△)	57.8	107.1	76.5

7.The States of Bankruptcy due to Classification of Loan Categories 7. 格付別倒産状況

【Non-Consolidated】 **【単体】**

①Internal rating 1year before bankruptcy **①倒産1年前の行内格付**

(Number of bankruptcies、Billions of Yen)

Internal rating	行内格付	For the six months ended September 30,2005		For the six months ended September 30,2004		For the six months ended September 30,2003	
		Number of bankruptcies	Amount	Number of bankruptcies	Amount	Number of bankruptcies	Amount
Category Ⅰ～Ⅳ	Ⅰ～Ⅳ	0	－	0	－	0	－
Category Ⅴ	Ⅴ	0	－	1	0.9	0	－
Category Ⅵ	Ⅵ	0	－	0	－	1	0.0
Category Ⅶ	Ⅶ	0	－	1	0.1	2	0.8
Category Ⅷ	Ⅷ	3	0.6	0	－	1	0.0
Category Ⅸ	Ⅸ	10	0.9	6	2.4	10	2.2
Category Ⅹ	Ⅹ	1	0.1	0	－	0	－
Category ⅩⅠ	ⅩⅠ	5	0.8	3	1.3	4	1.1
Category ⅩⅡ	ⅩⅡ	1	0.0	4	3.8	3	0.9
No rating	格付なし	0	－	0	－	5	0.8

②Internal rating half a year before bankruptcy **②倒産半期前の行内格付**

(Number of bankruptcies、Billions of Yen)

Internal rating	行内格付	For the six months ended September 30,2005		For the six months ended September 30,2004		For the six months ended September 30,2003	
		Number of bankruptcies	Amount	Number of bankruptcies	Amount	Number of bankruptcies	Amount
Category Ⅰ～Ⅳ	Ⅰ～Ⅳ	0	－	0	－	0	－
Category Ⅴ	Ⅴ	0	－	1	0.9	1	0.0
Category Ⅵ	Ⅵ	0	－	0	－	0	－
Category Ⅶ	Ⅶ	0	－	1	0.1	3	0.7
Category Ⅷ	Ⅷ	3	0.6	0	－	3	1.0
Category Ⅸ	Ⅸ	11	1.1	5	1.1	8	1.3
Category Ⅹ	Ⅹ	0	－	0	－	0	－
Category ⅩⅠ	ⅩⅠ	4	0.7	1	0.7	5	1.0
Category ⅩⅡ	ⅩⅡ	2	0.1	7	5.6	5	1.6
No rating	格付なし	0	－	0	－	1	0.0

（注）1. 小口の与信（与信額５０百万円未満）は除いております。

(Note 1) Bankruptcies with credit amount less than 50 million yen are excluded.

（注）2.金額は与信ベースであります。

(Note 2) The amounts are credit exposures.

8. Loan Portfolio

8. 業種別貸出状況等

①Classification of loans by type of industry

①業種別貸出金

【Non-Consolidated】 【単体】 (Millions of yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Domestic loans (excluding JOM account)	国内店分 (除く特別国際金融取引勘定)	7,850,550	58,115	340,297	7,792,435	7,510,253
Manufacturing	製造業	816,298	(10,488)	(37,924)	826,786	854,222
Agriculture	農業	7,209	(247)	80	7,456	7,129
Forestry	林業	86	(3)	35	89	51
Fishery	漁業	3,750	815	81	2,935	3,669
Mining	鉱業	4,035	(309)	(1,216)	4,344	5,251
Construction	建設業	294,672	(31,280)	(32,806)	325,952	327,478
Electric power, gas, heat supply and water supply	電気・ガス・熱供給・水道業	11,350	95	151	11,255	11,199
IT and telecommunication	情報通信業	40,180	(861)	(1,156)	41,041	41,336
Transportation	運輸業	341,569	(1,611)	6,907	343,180	334,662
Wholesale and retail	卸売・小売業	633,606	6,570	(281)	627,036	633,887
Finance and insurance	金融・保険業	400,769	(8,201)	110,230	408,970	290,539
Real estate	不動産業	992,110	123,765	127,230	868,345	864,880
Services	各種サービス業	851,395	18,859	(18,620)	832,536	870,015
Local governments	地方公共団体	85,941	3,406	9,777	82,535	76,164
Others	その他	3,367,578	(42,394)	177,809	3,409,972	3,189,769

②Classification of Risk Managed Loans by type of industry

②業種別リスク管理債権

【Non-Consolidated】 【単体】 (Millions of yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Domestic loans (excluding JOM account)	国内店分 (除く特別国際金融取引勘定)	223,330	(34,928)	(66,300)	258,258	289,630
Manufacturing	製造業	22,736	2,712	(5,578)	20,024	28,314
Agriculture	農業	498	(49)	(39)	547	537
Forestry	林業	51	0	0	51	51
Fishery	漁業	378	(7)	(53)	385	431
Mining	鉱業	10	10	(35)	—	45
Construction	建設業	17,812	(13,403)	(7,598)	31,215	25,410
Electric power, gas, heat supply and water supply	電気・ガス・熱供給・水道業	—	—	—	—	—
IT and telecommunication	情報通信業	492	(571)	(1,056)	1,063	1,548
Transportation	運輸業	1,911	101	(3)	1,810	1,914
Wholesale and retail	卸売・小売業	22,976	1,550	(13,555)	21,426	36,531
Finance and insurance	金融・保険業	14,994	(1,658)	(4,019)	16,652	19,013
Real estate	不動産業	62,216	(10,899)	(11,727)	73,115	73,943
Services	各種サービス業	30,719	(8,448)	(15,511)	39,167	46,230
Local governments	地方公共団体	—	—	—	—	—
Others	その他	48,533	(4,265)	(7,126)	52,798	55,659

③Classification of credits disclosed under the Financial Reconstruction Law by type of industry

③業種別金融再生法開示債権

【Non-Consolidated】 【単体】 (Millions of yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Domestic loans (excluding JOM account)	国内店分 (除く特別国際金融取引勘定)	224,545	(35,345)	(66,896)	259,890	291,441
Manufacturing	製造業	22,782	2,723	(5,616)	20,059	28,398
Agriculture	農業	499	(90)	(95)	589	594
Forestry	林業	51	0	0	51	51
Fishery	漁業	378	(7)	(53)	385	431
Mining	鉱業	10	10	(35)	—	45
Construction	建設業	17,967	(13,366)	(7,604)	31,333	25,571
Electric power, gas, heat supply and water supply	電気・ガス・熱供給・水道業	—	—	—	—	—
IT and telecommunication	情報通信業	492	(572)	(1,058)	1,064	1,550
Transportation	運輸業	1,911	93	(3)	1,818	1,914
Wholesale and retail	卸売・小売業	23,162	1,543	(13,587)	21,619	36,749
Finance and insurance	金融・保険業	15,149	(1,932)	(4,349)	17,081	19,498
Real estate	不動産業	62,349	(10,927)	(11,753)	73,276	74,102
Services	各種サービス業	30,859	(8,473)	(15,529)	39,332	46,388
Local governments	地方公共団体	—	—	—	—	—
Others	その他	48,931	(4,347)	(7,213)	53,278	56,144

（注）要管理債権以下の債権を対象としております。

Note: Credits in need of special caution and below are classified in the table.

④Loans to small and medium-sized businesses and Percentage to total domestic loans ④中小企業等貸出残高および貸出比率

【Non-Consolidated】 【単体】 (Millions of yen、%)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Loans to small and medium-sized businesses, etc.	中小企業等貸出残高	6,256,355	58,136	100,655	6,198,219	6,155,700
Percentage to total domestic loans	中小企業等貸出比率	79.6	0.1	(2.3)	79.5	81.9

⑤Loans to Individuals ⑤消費者ローン残高

【Non-Consolidated】 【単体】 (Millions of yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Individuals	消費者ローン残高	3,309,966	60,562	134,194	3,249,404	3,175,772
Residential loans	住宅系ローン	2,995,148	61,840	136,797	2,933,308	2,858,351
Housing loans	住宅ローン	1,989,538	39,947	91,549	1,949,591	1,897,989
Apartment loans	アパートローン	1,005,610	21,893	45,248	983,717	960,362
Other individual loans	その他のローン	314,818	(1,278)	(2,603)	316,096	317,421

9.Loans to Entities Overseas by Country 9．国別貸出状況等

①Certain Overseas Loans ①特定海外債権残高

Not applicable 該当ありません

②Loans to certain areas ②地域別貸出金残高

【Non-Consolidated】 【単体】 (Millions of Yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Loans to Asian countries	アジア向け	1,663	(924)	(920)	2,587	2,583
Risk-managed loans	うちリスク管理債権	—	(998)	(1,041)	998	1,041
Loans to Latin America	中南米向け	5,900	3,785	4,165	2,115	1,735
Risk-managed loans	うちリスク管理債権	—	—	—	—	—
Loans to Russia	ロシア向け	—	—	—	—	—
Risk-managed loans	うちリスク管理債権	—	—	—	—	—

10. Loans and Deposits

１０．預金、貸出金の残高

①Balances of Loans and deposits
【Non-Consolidated】

①預金・貸出金の末残・平残
【単体】

(Billions of yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Deposits (outstanding balance)	預金（末残）	9,092.1	(194.4)	290.0	9,286.5	8,802.1
Deposits (average balance)	預金（平残）	9,032.8	162.6	142.3	8,870.2	8,890.5
Loans and bills discounted (outstanding	貸出金（末残）	7,850.5	58.1	340.3	7,792.4	7,510.2
Loans and bills discounted (average balance)	貸出金（平残）	7,806.4	157.5	230.8	7,648.9	7,575.6

②Breakdown of depositors' categories
(Domestic deposits excluding deposits in offshore market account)
【Non-Consolidated】

②預金者別預金末残
（特別国際金融取引勘定を除く国内店分）
【単体】

(Billions of yen)

		As of September 30,2005(A)	(A)-(B)	(A)-(C)	As of March 31,2005(B)	As of September 30,2004(C)
Corporation	法人	1,752.2	24.5	36.2	1,727.7	1,716.0
Individuals	個人	6,992.7	113.7	172.6	6,879.0	6,820.1
Local Public	公金	240.9	(299.9)	90.2	540.8	150.7
Financial institutions	金融	106.1	(32.8)	(9.2)	138.9	115.3
Total	合計	9,092.1	(194.4)	290.0	9,286.5	8,802.1

This information contains a description of future performance. Such description, however, does not guarantee future performance and contains risks and uncertainties. Please take note that future performance may differ from forecasts due to changes in the economic environment.